As filed with the Securities and Exchange Commission on March 5, 2004
Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRILLIAN CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3663	05-0567906

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 North Desert Drive

Tempe, AZ 85281-1230
(602) 389-8888

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

VINCENT F. SOLLITTO, JR.

PRESIDENT AND CHIEF EXECUTIVE OFFICER
BRILLIAN CORPORATION
1600 North Desert Drive
Tempe, AZ 85281-1230
(602) 389-8888

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

ROBERT S. KANT, ESQ. BRIAN H. BLANEY, ESQ. GREENBERG TRAURIG, LLP 2375 East Camelback Road Phoenix, Arizona 85016 (602) 445-8000	JOHN T. SHERIDAN, ESQ. ADAM R. DOLINKO, ESQ. JOILENE W. GROVE, ESQ. WILSON SONSINI GOODRICH & ROSATI, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of Securities to be Registered	Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $.001 par value per share	$40,000,000.00	$5,068.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED MARCH 5, 2004

PROSPECTUS

                                                Shares

Common Stock

          We are selling                                shares of our common stock.

          Our common stock is traded on the Nasdaq National Market under the symbol “BRLC.” The last reported sale price of our common stock on the Nasdaq National Market on March 4, 2004 was $9.66 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 to read about certain risks that you should consider before buying shares of our common stock.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We have granted the underwriters a 30-day option to purchase up to an aggregate of                     additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

          We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2004.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      All references to “we,” “us,” “our,” or “our company” in this prospectus refer to Brillian Corporation or to the microdisplay business of Three-Five Systems, Inc. as it existed prior to the spin-off by Three-Five Systems, Inc. of the stock of Brillian Corporation in September 2003.

      Brillian® and LCoS® are registered trademarks of our company. This prospectus also includes trademarks, service marks, and trade names of other companies.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes.

Brillian Corporation

      We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoS®, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

      Microdisplays address the technological demands of the HDTV, home theater, and near-to-eye markets. Microdisplays are thumbnail-sized displays that create high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications. Rear-projection televisions shine a magnified image from a microdisplay onto the back of a translucent screen for viewing; home theater projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce an image that can be viewed through a magnifying headset or viewer.

      Liquid crystal on silicon microdisplays contain a liquid crystalline material suspended between a glass plate and a silicon backplane. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display. We believe that liquid crystal on silicon microdisplays, particularly our Gen II LCoS microdisplays, provide a superior alternative to existing technologies in the HDTV market. We believe our Gen II LCoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, lifetime, and cost, particularly in larger screen sizes. Given these advanced capabilities, our HDTVs compete in the premium segment of the large-screen HDTV market.

      The worldwide conversion of media content from analog to digital is a primary growth driver in the television market. This conversion is being mandated in the United States, Europe, and Asia. For example, the U.S. Congress has set a target date of December 31, 2006 for all television transmissions to be digital. Additionally, the U.S. Federal Communications Commission requires that all televisions with screen sizes of 36 inches or larger contain an over-the-air digital tuner by July 1, 2005. CEA Market Research projects that 4.3 million digital televisions were sold in 2003 and 11.9 million will be sold in 2006. The increasing amounts of digital programming broadcast in high definition is driving growth in the HDTV market, including large-screen HDTVs based on microdisplay technologies. The large-screen HDTV market based on microdisplay technologies is expected to grow 92% from 2003 to 2006, with an estimated 3.8 million units to be sold in 2006 according to iSuppli/ Stanford Resources. We are currently focusing a majority of our resources on penetrating the premium segment of this market.

      We also believe that our LCoS microdisplays provide the best commercially available solution for high-resolution, color, near-to-eye applications. While the current market for near-to-eye displays is focused on medical, industrial, and military applications, we believe the consumer market will be the largest unit volume microdisplay market. Anticipated initial consumer market applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. We believe the substantial current user base in these consumer markets represents a large market opportunity for our products.

Our Strategy

      Our goal is to become a leader in the premium segment of the large-screen HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:

•	develop key customer relationships with leading retailers, including consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers to sell our HDTV products and leverage their brand names and marketing resources;

•	leverage our virtual manufacturing model by utilizing third-party contract manufacturers and assemblers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture;

•	advance our technological leadership and LCoS microdisplay expertise in order to offer innovative and technically superior products;

•	pursue additional strategic relationships to provide market-leading technological solutions for our HDTV products;

•	utilize our extensive LCoS microdisplay manufacturing expertise to continually increase our efficiencies and quality; and

•	provide value-added customer service to enhance the competitive position of our customers.

Our History

      Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its entire LCoS microdisplay business, including all related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.

Our Offices

      We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281. Our telephone number is (602) 389-8888.

      Our website is located at www.brilliancorp.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds of this offering to expand our HDTV business, to expand our sales and marketing efforts, to finance working capital needs associated with anticipated revenue increases, and for general corporate purposes.

Nasdaq National Market Symbol	BRLC

      The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of February 15, 2004. These shares exclude the following:

•	1,356,174 shares of common stock issuable upon the exercise of stock options outstanding at February 15, 2004 with a weighted average exercise price of $8.93 per share;

•	435,170 shares of common stock reserved for issuance under our stock option plans at February 15, 2004;

•	186,498 shares of common stock reserved for issuance under our employee stock purchase plan at February 15, 2004; and

•	up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The following table sets forth our summary historical financial data. The statement of operations data for the fiscal years ended December 31, 2003, December 31, 2002, and December 31, 2001 and the balance sheet data as of December 31, 2003 and December 31, 2002 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The statement of operations data for the fiscal year ended December 31, 2000 has been derived from our audited financial statements, which are not included elsewhere in this prospectus. The statement of operations data for the fiscal year ended December 31, 1999 has been derived from information that has not been audited.

      The statement of operations data and balance sheet data for periods prior to the spin-off have been derived from the financial statements of the microdisplay business of TFS, which is not necessarily indicative of our performance as an independent company. You should read this information in conjunction with our financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The as adjusted column of the consolidated balance sheet data reflects the sale of                      shares of common stock offered by us, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Years Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$2,194	$1,439	$1,936	$1,105	$198

Costs and expenses:
Cost of sales	9,829	12,869	12,280	3,509	47
Selling, general, and administrative	4,890	3,333	2,760	2,047	2,156
Research and development	7,367	8,430	5,339	5,023	5,272

Operating loss	(19,892)	(23,193)	(18,443)	(9,474)	(7,277)
Interest income	57	—	—	—	—
Loss on investment in start-up company	—	—	(3,820)	—	—
Benefit from income taxes	1,091	—	—	—	—

Net loss	$(18,744)	$(23,193)	$(22,263)	$(9,474)	$(7,277)

Loss per share(1)	$(3.51)	$(4.35)	$(4.18)	$(1.78)	$(1.37)

	December 31,

	2003		2002

	Actual	As Adjusted	Actual

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,417		$—
Short-term investments	12,000		—
Total assets	39,793		27,535
Notes payable to banks, term loans, and long-term debt	—		—
Total stockholders’ equity	38,555		25,919

(1)	Loss per share for the year ended December 31, 2003 is computed by dividing net loss by the weighted average number of shares of common stock outstanding. Loss per share for all prior periods is calculated based on the number of shares of common stock issued in the spin-off and assumes that these shares were outstanding for the entire period.

RISK FACTORS

      Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business

We have never achieved profitability on a quarterly or annual basis.

      We have never achieved profitability on a quarterly or annual basis. We incurred net losses of $18.7 million in 2003, $23.2 million in 2002, and $22.3 million in 2001. We cannot assure you that we will ever achieve or maintain profitability.

We have not secured any retailers to sell our HDTVs, and we do not have long-term purchase commitments from OEM customers for our home theater or near-to-eye microdisplay products.

      We have not secured any retailers to sell our HDTVs. The inability to secure retailers to sell our HDTVs would substantially impede our revenue growth and require us to write off substantial investments that we have made in this aspect of our business. We anticipate that our initial HDTV sales will be to a limited number of customers. As a result, we will face the risks inherent in relying on a concentration of customers. Any material delay, cancellation, or reduction of orders by one of these customers would adversely affect our operating results.

      Our OEM customers generally do not provide us with firm, long-term volume purchase commitments. In addition, the worldwide adverse economic slowdown commencing in 2001 has led to radically shortened lead times on purchase orders. Although we sometimes enter into manufacturing contracts with our OEM customers, these contracts typically clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, OEM customers generally can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of OEM customer commitments could result in reduced revenue and in our holding excess and obsolete inventory and having unabsorbed manufacturing capacity. The large percentage of our OEM sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.

      In addition, we make significant decisions, including production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of OEM customer requirements. The short-term nature of our OEM customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Our operating results may be materially and adversely affected as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in OEM customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in OEM customer demand can harm our gross margins and operating results.

      On occasion, OEM customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements of a specific project.

We face intense competition.

      Our HDTVs will encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us. Intel has also announced its intention to begin manufacturing liquid crystal on silicon microdisplays. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs.

      In addition to the high-definition television market, we serve intensely competitive industries that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. Our competitive position in these markets could suffer if one or more of our OEM customers decide to design and manufacture their own microdisplays, to use microdisplay products that we do not offer, to utilize competitive products, or to use alternative technologies that we may not offer. In addition, our OEM customers sometimes develop a second source, even for microdisplays we supply to them. These second source suppliers may win an increasing share of a program, particularly as it grows and matures, by competing primarily on price rather than on performance.

      Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in developing and producing new products;

•	our ability to address the needs of our retailer and OEM customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	the quality of our customer service;

•	our efficiency of production;

•	the rate at which customers incorporate our products into their own products;

•	product or technology introductions by our competitors; and

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products.

Competing technologies could reduce the demand for our products.

      We are also subject to competition from competing technologies, such as CRT, high-temperature polysilicon, plasma, thin film transistor liquid crystal displays, or TFT LCDs, and digital micromirror technologies, as well as other emerging technologies or technologies that may be introduced in the future. For example, Motorola recently announced carbon nanotube technology that is intended to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and LCD screens at a lower cost. The success of competing technologies could substantially reduce the demand for our products.

We rely on contract manufacturers and assemblers for a portion of our HDTV production requirements, and any interruptions of these arrangements could disrupt our ability to fill customer orders.

      We outsource to various contract manufacturers and assemblers the production requirements for our HDTVs. The loss of our relationships with our contract manufacturers or assemblers or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill retailer customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue and revenue potential would harm our business. Securing new contract manufacturers and assemblers is time-consuming and might result in unforeseen manufacturing and operations problems.

Our contract manufacturers and assemblers must maintain satisfactory delivery schedules and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our HDTV products, which would adversely affect our results of operations.

      Our contract manufacturers and assemblers must maintain high levels of productivity and satisfactory delivery schedules. We do not have long-term arrangements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and assemblers serve many other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers and assemblers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Longer delivery schedules may be encountered in commencing volume production of our HDTVs. Any such problems could result in our inability to deliver our HDTV products in a timely manner and adversely affect our operating results.

Shortages of components and materials may delay or reduce our sales and increase our costs.

      Our inability or the inability of our contract manufacturers and assemblers to obtain sufficient quantities of components and other materials necessary for the production of our products could result in delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. Many of the materials used in the production of our HDTV and microdisplay products are available only from a limited number of foreign suppliers, including our light engines from OCLI (a subsidiary of JDS Uniphase), our video processing integrated circuits from Pixelworks, and our screens from Toppan. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our OEM customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our products are incorporated.

      We depend on Shanghai-based Semiconductor Manufacturing International Corporation, or SMIC, for the fabrication of silicon wafers and ASICs for our HDTV microdisplay products. We depend on Taiwan-based United Microelectronics Corporation, or UMC, for the fabrication of silicon wafers and ASICs for our near-to-eye microdisplay products. We do not have a long-term contract with SMIC or UMC. As a result, neither is obligated to supply us with silicon wafers or ASICs for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with SMIC or UMC or their inability or unwillingness to provide us with the necessary amount or quality of silicon wafers or ASICs on a timely basis would adversely affect our ability to manufacture and ship our microdisplay products until alternative sources of supply could be arranged. We cannot assure you that we would be able to secure alternative arrangements.

      Materials and components for some of our major programs may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages may result in lost sales opportunities.

We do not sell any products to end users and depend on the market acceptance of the products of our customers.

      We do not sell any products to end users. Instead, we design and develop HDTVs for sale by retailers under their own brand names and we sell microdisplay products that our OEM customers incorporate into their products. As a result, our success depends on the ability of our retailer customers to sell our HDTVs and the widespread market acceptance of our OEM customers’ products. Any significant slowdown in the demand for our customers’ products would adversely affect our business.

      Because our success depends on the widespread market acceptance of our customers’ products, we must secure successful retailers for our HDTV products and establish relationships for our microdisplay products with OEMs in industries that have significant growth potential. Our failure to secure retailers to sell our HDTVs or to establish relationships with OEMs in those high-growth markets would reduce our revenue potential.

      Our dependence on the success of the products of our retailer and OEM customers exposes us to a variety of risks, including the following:

•	our ability to supply products for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our products;

•	our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

•	the cyclical nature of the industries and markets we serve.

Our failure to address these risks may adversely affect our results of operations.

We are subject to lengthy development periods and product acceptance cycles.

      We sell our microdisplay products to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our OEM customers introduce their products incorporating our products and before we can be sure that we will generate any significant sales to our OEM customers or even recover our investment.

      During an OEM customer’s entire product development process, we face the risk that our products will fail to meet our OEM customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technology. Even if we offer products that are satisfactory to an OEM customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our revenue. The lengthy development period also means that it is difficult to immediately replace an unexpected loss of existing business.

Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success.

      Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success. We currently produce all of our LCoS microdisplays on this dedicated line. This facility also houses our principal research, development, engineering, design, and managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to produce our LCoS microdisplays and to provide technical and manufacturing support for our customers.

We experienced lower than expected manufacturing yields in commencing volume production of LCoS microdisplays, and we must achieve satisfactory manufacturing yields.

      The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have experienced lower than expected manufacturing yields in producing LCoS microdisplays. These issues could continue, and we may continue to encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. Continued lower than expected manufacturing yields could significantly and adversely affect our operating margins.

      Although we added additional equipment to our Arizona manufacturing facility in the last two years for manufacturing LCoS microdisplays, the high-volume manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:

•	the availability of a sufficient quantity of quality materials,

•	the implementation of new manufacturing techniques,

•	the incorporation of new handling procedures,

•	the maintenance of clean manufacturing environments, and

•	the ability to master precise tolerances in the manufacturing process.

      In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of microdisplays. Any problems with our manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction.

Various target markets for our LCoS microdisplays are uncertain, may be slow to develop, or could use competing technologies.

      Various target markets for our LCoS microdisplays, including HDTVs, home theaters, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially high-temperature polysilicon and digital micromirror devices. Many manufacturers have well-established positions in these markets. HDTV has only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer an improved value, higher performance proposition to existing technology. In addition, the commercial success of the near-to-eye microdisplay market is uncertain. Gaining acceptance in these markets may prove difficult because of the radically different approach of microdisplays to the presentation of information. We must provide customers with lower cost, higher performance microdisplays for their products in these markets. The failure of any of our target markets to develop, or our failure to penetrate these markets, would impede our sales growth. Even if our products successfully meet our price and performance goals, our retailer customers may not achieve success in selling our HDTVs and our OEM customers may not achieve commercial success in selling their products that incorporate our microdisplay products.

Our business depends on new products and technologies.

      We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:

•	continuing research and development activities on existing and potential products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment;

•	maintaining and enhancing our technological capabilities; and

•	expanding our manufacturing capacity.

We may be unable to recover any expenditures we make relating to one or more new technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.

      Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive third-party suppliers and technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	the acceptance of our technology;

•	utilization of advances in technology;

•	innovative development of new microdisplay products for customer products; and

•	efficient, timely, and cost-effective manufacture of microdisplay products.

Our products may not achieve commercial success or widespread market acceptance.

      A key element of our current business involves the ongoing commercialization of our LCoS microdisplay technology. Our products may not achieve customer or widespread market acceptance. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues, yield problems, and other factors. Even when we successfully introduce a new product designed for OEM customers, our OEM customers may determine not to introduce or may terminate products utilizing our products for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products,

•	superior technologies developed by our competitors,

•	price considerations,

•	lack of anticipated or actual market demand for the products, and

•	unfavorable comparisons with products introduced by others.

Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our costs, a loss of customers, or a delay in market acceptance of our products.

      Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We also may agree to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We must protect our intellectual property and could be subject to infringement claims by others.

      We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	pending patent applications may not be issued;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.

      We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which we sell our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement and such action may be unsuccessful.

      Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

The nature of our business requires us to make significant capital expenditures and investments.

      The nature of our business requires us to make significant capital expenditures and investments. For example, the capital acquisition cost of our assets, including intangibles such as tooling, licenses, and patents, was $27.1 million through December 31, 2003. To facilitate the development of our LCoS microdisplay products, we also made an equity investment of $3.8 million in Inviso, Inc., which we had to write off in 2001 as a result of the closing of those operations. In 2002, we purchased all of the technology of Inviso for $780,000 after Inviso ceased operations. In addition, we purchased assets and technology of the former Light Valve business unit of National Semiconductor Corporation for approximately $3.6 million during 1999. In early 2002, we purchased certain fixed assets of Zight Corporation at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. We also invested $1.3 million in an advanced packaging company, Silicon Bandwidth, Inc., during 2001 and $5.1 million in ColorLink, Inc., a private company providing color management systems for LCoS microdisplay light engines, during 2002. We may be required to make similar investments and capital expenditures in the future to maintain or enhance our ability to offer technologically advanced products.

We must finance the growth of our business and the development of new products.

      To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results. Rapid sales increases would also require substantial increases in working capital.

      From time to time, in addition to this offering, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment or to finance working capital requirements. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders. We have agreed with TFS not to issue common stock if such issuance could result in the imposition of a tax under Section 355(e) of the Internal Revenue Code unless we receive an opinion of counsel that Section 355(e) would not apply to such issuance because it was not part of a plan at the time of the spin-off.

If we choose to manufacture or sell in the European and Asian markets, we may encounter challenges.

      Any efforts to manufacture or sell in the European and Asian markets may create a number of challenges. We and our contract manufacturers and assemblers purchase certain materials from international sources, and in the future we may decide to move certain manufacturing functions to, or establish additional manufacturing functions in, international locations. Purchasing, manufacturing, and selling products internationally exposes us to various economic, political, and other risks, including the following:

•	management of a multinational organization;

•	the burdens and costs of compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	foreign exchange rate fluctuations;

•	employment and severance issues, including possible employee turnover or labor unrest;

•	overlap of tax issues;

•	tariffs and duties;

•	lack of developed infrastructure; and

•	political or economic instability in certain parts of the world.

      Political and economic conditions abroad may adversely affect our foreign relationships. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to manufacture or sell microdisplays in foreign markets and to purchase materials or equipment from foreign suppliers.

      Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our products to our U.S. customers.

      While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we occasionally collect a portion of our revenue in non-U.S. currencies. In the future, customers may make payments in non-U.S. currencies.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

The cyclical nature of the consumer electronics industry may cause substantial period-to-period fluctuations in our operating results.

      The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production over-capacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in operating results, at least in part because of general industry conditions or events occurring in the general economy.

Our operating results may have significant periodic and seasonal fluctuations.

      In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the timing and volume of orders relative to our capacity;

•	product introductions or enhancements and market acceptance of product introductions and enhancements by us, our OEM customers, and competitors;

•	evolution in the life cycles of customers’ products;

•	timing of expenditures in anticipation of future orders;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products; and

•	changes or anticipated changes in economic conditions.

      Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.

We must effectively manage our growth.

      The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to

•	enhance our operational, financial, and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Tempe, Arizona.

We incur increased costs as a result of being a public company.

      As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a division of TFS. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We depend on key personnel.

      Our development and operations depend substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel is intense. Although we have not experienced problems of recruiting and maintaining qualified personnel to date, we have limited experience in personnel recruitment or retention as an independent company. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with certain key personnel, we do not have any fixed-term agreements with, or key person life insurance covering, any officer or employee.

Potential strategic alliances may not achieve their objectives.

      We have entered into various strategic alliances, and we plan to enter into other similar types of alliances in the future. Among other matters, we will explore strategic alliances designed to do the following:

•	enhance or complement our technology or work in conjunction with our technology;

•	increase our manufacturing capacity;

•	provide necessary know-how, components, or supplies; and

•	develop, introduce, or distribute products utilizing our technology.

      Any strategic alliances may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

      We plan to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements or active negotiations underway, we may buy businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. We have agreed with TFS not to issue common stock in an acquisition transaction if such issuance could result in the imposition of a tax under Section 355(e) of the Internal Revenue Code unless we receive an opinion of counsel that Section 355(e) would not apply to such issuance because it was not part of a plan at the time of the spin-off.

      Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems integrating the purchased operations, technologies, products, or services with our own;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees and customers of purchased organizations.

      Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.

We are subject to governmental regulations.

      Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

Risks Related to Our Recent Spin-Off

We have a limited operating history as a public company, and our business has relied on TFS for various financial, managerial, and administrative services.

      We have a limited operating history as an independent company. Our business historically relied on TFS for various financial, managerial, and administrative services and was able to benefit from the earnings, assets, and cash flows of TFS’ other businesses. TFS is no longer obligated to provide assistance or services to us, except as described in the Master Separation and Distribution Agreement, the Transition Services Agreement, and the other agreements entered into between the companies, which are described under “Relationship With TFS.”

Our historical financial information may not be representative of our results as a separate company, as we previously operated as a division of TFS.

      The historical financial information included in this prospectus may not be representative of our results of operations, financial position, and cash flows had we operated as a separate, stand-alone entity rather than as a division of TFS during the periods prior to September 15, 2003 or of our results of operations, financial position, and cash flows in the future. This results from the following:

•	in preparing this information, we have made adjustments and allocations because TFS did not account for us as, and we were not operated as, a stand-alone business for all periods prior to the spin-off; and

•	the information prior to the spin-off does not reflect many changes in our funding and operations as a result of our spin-off from TFS.

We cannot assure you that the adjustments and allocations we have made in preparing our historical financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity.

We could incur significant tax liability if the contribution or the spin-off from TFS does not qualify for tax-free treatment.

      TFS received a private letter ruling from the IRS to the effect that, among other things, the spin-off was tax free to TFS and the TFS stockholders under Section 355 of the Internal Revenue Code, except to the extent that cash was received in lieu of fractional shares. The private letter ruling, while generally binding upon the IRS, was based upon factual representations and assumptions and commitments on our behalf with respect to future operations made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue, the facts upon which the private letter ruling was based were materially different from the facts at the time of the spin-off, or if we do not meet certain commitments made.

      If the spin-off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which TFS is the common parent based upon the difference between the aggregate fair market value of the assets of our business and the adjusted tax bases of such business to TFS prior to the spin-off. The corporate level tax would be payable by TFS. We have agreed, however, to indemnify TFS for this and certain other tax liabilities if they result from actions taken by us or from the spin-off. In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the TFS consolidated group, including our company, will be severally liable for these tax liabilities. If we are required to indemnify TFS for these liabilities or otherwise are found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition.

The agreements governing our relationship with TFS following the spin-off were negotiated while we were a subsidiary of TFS and, as a result, we cannot assure you that the agreements are on terms favorable to us.

      The agreements governing our relationship with TFS following the spin-off were negotiated in a parent-subsidiary context and were negotiated in the overall context of our separation from TFS. At the time of these negotiations, certain of our officers were employees of TFS. We cannot assure you that these agreements were the result of arm’s-length negotiations. Especially as it relates to the Transition Services Agreement and the Real Property Sublease Agreement, we cannot assure you that these agreements are on terms comparable to those which might have been obtained from unaffiliated third parties. Additionally, upon the expiration of these agreements, we may not be able to replace the services and support that TFS provides under these agreements in a timely manner or on terms and conditions, including costs, as favorable as those we receive from TFS.

      While TFS is contractually obligated to provide us with certain transitional services, we cannot assure you that these services will be sustained at the same level as when we were part of TFS or that we will obtain the same benefits. In addition, as we build our own infrastructure during the term of those agreements, we will incur additional costs for duplicated administrative services.

We will not be able to rely on TFS to fund future capital requirements and, therefore, we may not be able to provide for our capital needs.

      In the past, our capital needs were satisfied by TFS. However, TFS no longer provides any funds to finance our working capital or other cash requirements and does not guarantee our financial or other obligations. The $20.9 million cash funding that TFS provided us in connection with the spin-off may not be adequate for us to fund our planned operations and expenditures beyond 2004. It will be necessary for us to reduce substantially our operating losses (through either increased sales, reduced expenses, or both) or to raise additional funds, such as those to be provided by this offering. We cannot assure you that we will be able to increase our sales or raise necessary funds on terms satisfactory to us.

      We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, and financing activities. To increase our financial resources, we may be required to raise additional capital through a public offering or private placement of equity with strategic or other investors or through debt financing in the future. Future equity financings would dilute the relative percentage ownership of the then existing holders of our common stock and may be limited by our agreements with TFS, particularly the Tax Sharing Agreement. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, such as pay dividends, incur additional indebtedness, or create liens. We may not be able to obtain financing on terms as favorable as those historically enjoyed by TFS. For a more complete discussion of our capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

Risks Related to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

      Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

      In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Management will have discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

      Our management will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds to expand our HDTV business, to expand our sales and marketing efforts, to finance working capital needs associated with anticipated revenue increases, and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products, or technologies. These investments may not yield a favorable return.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

      Substantially all of the shares of our common stock are eligible for immediate resale in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock.

We have agreed to restrictions and adopted policies in connection with the spin-off that could have possible anti-takeover effects.

      We have agreed to certain restrictions on our future actions to assure that the spin-off is tax-free, including restrictions with respect to an acquisition of shares of our common stock by an unrelated party. If we fail to abide by these restrictions, and, as a result, the spin-off fails to qualify as a tax-free reorganization, we will be obligated to indemnify TFS for any resulting tax liability. These restrictions and the potential tax liability that could arise from an acquisition of shares of our common stock, together with our related indemnification obligations, could have the effect of delaying, deferring, or preventing a change in control of our company. See “Relationship With TFS — Tax Sharing Agreement.”

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

      We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

      These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not pay cash dividends.

      We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      The statements and information contained in this prospectus that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2004 and thereafter; technological innovations; future products or product development; our product development strategies; beliefs regarding product and technology performance; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this prospectus are based on information available to us as of the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors.”

USE OF PROCEEDS

      Assuming a public offering price of $           per share, we estimate that we will receive net proceeds of $          million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	to expand our HDTV business;

•	to expand our sales and marketing efforts;

•	to finance working capital needs associated with anticipated revenue increases; and

•	for general corporate purposes.

      We have not yet determined the exact amounts that we will spend for any of these uses. The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, we will invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

PRICE RANGE OF COMMON STOCK

      Our common stock has been traded on the Nasdaq National Market under the symbol “BRLC” since September 16, 2003. The following table sets forth the high and low sale prices of our common stock for each calendar quarter indicated as reported on the Nasdaq National Market.

	High	Low

2003
Third quarter	$10.25	$8.20
Fourth quarter	$10.25	$7.70

2004
First quarter (through March 4, 2004)	$12.40	$8.01

      On March 4, 2004, the last reported sale price of our common stock was $9.66 per share. On March 4, 2004, there were approximately 525 record holders and approximately 10,200 beneficial owners of our common stock.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2003 and as adjusted to reflect the sale of the                      shares of common stock offered by us in this offering at an assumed public offering price of $           per share, after deducting estimated underwriting discounts and offering expenses and giving effect to our receipt of the estimated net proceeds.

	December 31, 2003

	Actual	As Adjusted

	(in thousands)
Stockholders’ equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$
Common stock, $.001 par value; 60,000,000 shares authorized; 5,357,047 issued and outstanding, actual; issued and outstanding, as adjusted(1)	5
Additional paid-in capital	45,708
Deferred compensation	(1,265)
Accumulated deficit	(5,893)

Total stockholders’ equity	38,555

Total capitalization	$38,555	$

(1)	Excludes the following:

•	1,356,174 shares issuable upon exercise of stock options outstanding at February 15, 2004 with a weighted average exercise price of $8.93 per share;

•	435,170 shares reserved for issuance under our stock plans at February 15, 2004;

•	186,498 shares reserved for issuance under our employee stock purchase plan at February 15, 2004; and

•	up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

      For a discussion of our benefit plans, see note 4 to the financial statements.

      Please read the capitalization table together with the sections of this prospectus entitled “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

SELECTED FINANCIAL INFORMATION

      The following table contains selected financial information and is supplemented by the more detailed financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2003, December 31, 2002, and December 31, 2001 and the balance sheet data as of December 31, 2003 and December 31, 2002 have been derived from our financial statements, which statements have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the fiscal year ended December 31, 2000 and the balance sheet data as of December 31, 2001 have been derived from our financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are not included elsewhere in this prospectus. The statement of operations data for the fiscal year ended December 31, 1999 and the balance sheet data as of December 31, 2000 and December 31, 1999 have been derived from information that has not been audited.

      The statement of operations data and balance sheet data for periods prior to our spin-off from TFS on September 15, 2003, have been derived from the financial statements of the microdisplay business of TFS. The pre-spin-off financial information is not necessarily indicative of our past performance as an independent company or our future performance. This information should be read in conjunction with our financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Years Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$2,194	$1,439	$1,936	$1,105	$198

Costs and expenses:
Cost of sales	9,829	12,869	12,280	3,509	47
Selling, general, and administrative	4,890	3,333	2,760	2,047	2,156
Research and development	7,367	8,430	5,339	5,023	5,272

Operating loss	(19,892)	(23,193)	(18,443)	(9,474)	(7,277)
Interest income	57	—	—	—	—
Loss on investment in start-up company	—	—	(3,820)	—	—
Benefit from income taxes	1,091	—	—	—	—

Net loss	$(18,744)	$(23,193)	$(22,263)	$(9,474)	$(7,277)

Loss per share(1)	$(3.51)	$(4.35)	$(4.18)	$(1.78)	$(1.37)

	December 31,

	2003	2002	2001	2000	1999

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,417	$—	$—	$—	$—
Short-term investments	12,000	—	—	—	—
Total assets	39,793	27,535	18,373	14,750	10,651
Notes payable to banks, term loans, and long-term debt	—	—	—	—	—
Total stockholders’ equity	38,555	25,919	15,214	13,066	9,649

(1)	Loss per share for the year ended December 31, 2003 is computed by dividing net loss by the weighted average number of shares of common stock outstanding. Loss per share for all prior periods is calculated based on the number of shares of common stock issued in the spin-off and assumes that these shares were outstanding for the entire period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoS®, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

      We derive revenue from the sale of our microdisplay products and from providing design and engineering services. During 2003, we recorded revenue from product sales of $1.6 million, or 74% of net sales, and revenue from design and engineering services of $565,000, or 26% of net sales. We have never been profitable. In 2003, 2002, and 2001, we had net losses of $18.7 million, $23.2 million, and $22.3 million, respectively.

      We started the development of LCoS microdisplays in 1997 as a division of Three-Five Systems, Inc., or TFS, as which we operated until our spin-off in September 2003. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its entire LCoS microdisplay business, including all related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.

      We share occupancy with TFS in a building owned by TFS in Tempe, Arizona. We manufacture all of our LCoS microdisplays on our high-volume liquid crystal on silicon manufacturing line in that Tempe facility, where we also maintain our corporate headquarters. In addition, we conduct all testing and assembly of LCoS modules and conduct research and development activities in Tempe. We also operate a facility in Boulder, Colorado. In Boulder, we conduct sales and marketing activities and research and development activities.

      Net Sales. Our sales result from both design and engineering services and product sales. Until early 2002, substantially all of our sales were for use in projection-based applications. After the purchase of certain assets in early 2002, however, we became equally focused on the near-to-eye market. In the fourth quarter of 2003, we announced our intention to develop, manufacture, and sell a complete HDTV product based on our Gen II LCoS microdisplay. Since this announcement, most of our efforts have been focused on the design of this product and the establishment of a supply chain to source the components that we do not manufacture. We currently anticipate that sales of our HDTVs will comprise the majority of our total sales in future periods.

      In addition to manufacturing and selling our own HDTVs, we will continue to seek selective OEM customers for our projection displays. We typically sell three displays and associated electronics for products in the projection market. In the near-to-eye market, we sell either one or two displays and associated electronics. The displays and electronics are sold together as a kit. We also sell optical modules in the near-to-eye market. The selling price of these products range from between $90 and $1,000 per unit.

      Cost of Sales. Our gross margins are influenced by various factors, including manufacturing efficiencies, yields, and absorption issues, product mix, product differentiation, product uniqueness, inventory management, and volume pricing. The manufacturing-related issues have the most significant impact on our gross margins. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. As a result, we expect it will be difficult to attain significant improvements in yields until we run higher volumes.

      Effective as of the spin-off date, certain amounts that previously were included in research and development expense have been included in cost of sales. These are costs related to personnel expense, facilities, depreciation, and amortization surrounding product and process engineering activities after a product has been released to manufacturing. When we were part of TFS, these costs were included in research and development expense. These costs are more appropriately included in cost of sales. For the years ended December 31, 2002 and 2001, $6.2 million and $6.6 million, respectively, have been reclassified from “research and development” to “cost of sales — products”.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense consists principally of administrative and selling costs; salaries, commissions, and benefits to personnel; and related facilities costs. We make substantially all of our sales directly to OEMs through a very small sales force that consists primarily of direct technical sales persons. Therefore, there is no material cost of distribution in our selling, general, and administrative expense.

      Research and Development Expense. Research and development expense consists principally of salaries and benefits to scientists, engineers, and other technical personnel; related facilities costs; process development costs; and various expenses for projects, including new product development. Research and development expense continues to be very high as we continue to develop our LCoS technology and manufacturing processes, and refine our HDTV products.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

      We recognize revenue from product sales when persuasive evidence of a sale exists; that is, a product is shipped under an agreement with a customer, risk of loss and title has passed to the customer, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Sales allowances are estimated based upon historical experience of sales returns.

      We recognize revenue related to design and engineering services depending on the relevant contractual terms. Under fixed-price contracts that contain project milestones, revenue is recognized as milestones are met. Under contracts where revenue is recognized based on milestones, the fair value of milestones completed equals the fair value of work performed. Under a fixed price contract whereby we are paid based on performance of tasks, we recognize revenue based on the estimated percentage of completion of the entire project as measured by the costs for man hours and materials incurred to date compared to the total estimated costs for man hours and materials. Any anticipated losses on fixed price contracts are recorded in the period they are determinable. Revenue related to design and engineering services is recognized based on these methods and is non-refundable.

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances could be required.

      We write down our inventory for obsolete inventory. We write down our inventory to estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

      Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. In determining whether a valuation allowance is required, we take into account all evidence with regard to the utilization of a deferred tax asset including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Deferred tax assets resulting from net operating losses and tax credits generated by our pre-spin-off operations were retained by TFS in accordance with applicable tax law. In the near term, we do not expect to accrue for a tax benefit on any losses that we incur.

      Long-term assets, such as property, plant, and equipment, intangibles, and other investments, are originally recorded at cost. On an on-going basis, we assess these assets to determine if their current recorded value is impaired. When assessing these assets, we consider projected future cash flows to determine if impairment is applicable. These cash flows are evaluated for objectivity by using weighted probability techniques and also comparisons of past performance against projections. We may also identify and consider independent market values of assets that we believe are comparable. If we were to believe that an asset’s value was impaired, we would write down the carrying value of the identified asset and charge the impairment as an expense in the period in which the determination was made.

      Our historical financial statements prior to our spin-off from TFS include those assets, liabilities, revenues, and expenses directly attributable to our operations and allocations of certain TFS corporate expenses to us. These amounts have been allocated to us on the basis that we consider to reflect most fairly or reasonably the utilization of the services provided to, or the benefits received by, us. We believe the methods used to allocate these amounts are reasonable.

      The financial information included herein for periods prior to the spin-off is not necessarily indicative of our future financial position, results of operations, or cash flows, nor is it necessarily indicative of what the financial position, results of operations, and cash flows would have been had we operated as a stand-alone public entity during the periods covered.

      Our costs and expenses prior to our spin-off from TFS include allocations from TFS for centralized legal, accounting, treasury, quality assurance, real estate, information technology, engineering, and other TFS corporate services and infrastructure costs. These allocations have been determined on the basis that we and TFS considered to be reasonable reflections of the utilization of services provided to or the benefits received by us. Allocated costs included in our cost of sales totaled $1.1 million, $2.4 million, and $2.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. Allocated costs included in selling, general, and administrative expenses totaled $1.5 million, $2.6 million, and $1.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Allocated costs included in our research and development expenses totaled $800,000, $2.6 million, and $2.8 million for the years ended December 31, 2003, 2002, and 2001, respectively.

      The determination and basis of the amount of costs and expenses allocated to us varied depending on the situation. Legal, accounting, treasury, quality assurance, and other TFS corporate functions, including officers’ salaries, were allocated based on an estimation of time devoted to the microdisplay business for these functions. Facility costs and information technology services were allocated on the basis of headcount of the microdisplay business, which is most representative of utilization of these resources. Engineering services were allocated to us based on the actual hours of services used. The allocation methodologies utilized represent management’s best estimate of the actual services utilized by the microdisplay business.

      Our financial results subsequent to the spin-off may differ materially from those recorded historically. These potential differences are the result of several factors, including the following:

1.	actual costs for services needed by our business may differ from amounts historically allocated to us from TFS;

2.	certain items, including facilities charges, that were recorded by the TFS combined entity as depreciation are now recorded as rent expense by us, for which we pay cash; and

3.	changes in the way we manage our business as a stand-alone entity as opposed to a division may result in different business decisions.

      Since the spin-off, the actual costs for services needed by our business have not differed materially from amounts historically allocated to us from TFS. However, we are no longer part of a larger organization; therefore, certain expense items may increase more rapidly. If this occurs and we are unable to decrease other expense items or increase revenue to offset this increased expense, our results of operations will be adversely affected.

      We and TFS have entered into a series of agreements to facilitate our separation from TFS. These agreements include certain transitional services, leases, intellectual property transfers, and tax sharing agreements. Certain of these agreements require us to pay a negotiated fee. If we are unable to build an infrastructure to provide these services internally, our operating results could be adversely affected.

      Because our business serves new and developing markets, is based on a relatively new technology, and is expected to be significantly influenced by the introduction of new HDTV products, accurately forecasting revenue for a particular future period is difficult. To date, the majority of our product sales to customers have been for their use in designing their end products or for improving their production processes as opposed to volume production lots. Therefore, the amount of revenue recorded in any given period may fluctuate significantly, and predictable revenue trends have not yet developed. While we anticipate that our revenue will increase, there can be no assurances that this will occur or when it will occur. Because a significant amount of our expenses are fixed in nature and we still experience low manufacturing yields, we anticipate that the amount of revenue recognized during the first half of 2004 will not result in a material impact to our cash consumption rate. We do anticipate, however, that as we move into volume production, we will improve our manufacturing yields and more fully absorb our fixed costs, which will result in improved gross margins and results of operations later in 2004 and beyond. However, as we increase our revenue and shift our product mix predominantly to the HDTVs, we will use cash to finance increases in working capital.

Results of Operations

      The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our financial statements.

	Years Ended December 31,

	2003	2002	2001

Net sales	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales	448.0	894.3	634.2
Selling, general, and administrative	222.9	231.6	142.6
Research and development	335.8	585.8	275.8

Total costs and expenses	1,006.7	1,711.7	1,052.6

Operating loss	(906.7)	(1,611.7)	(952.6)
Interest income	2.6	—	—
Loss on investment in start-up company	—	—	(197.3)

Loss before income taxes	(904.1)%	(1,611.7)%	(1,149.9)%

Year ended December 31, 2003 compared to year ended December 31, 2002

      Net Sales. Net sales increased 52.5% to $2.2 million in 2003 compared to $1.4 million in 2002. This increase in total net sales was due primarily to an increase in net product sales of 111% to $1.6 million in 2003 from $772,000 in 2002. This increase in net product sales was partially offset by a 15.3% decline in design and engineering services to $565,000 in 2003 from $667,000 in 2002. Revenue from design and engineering services decreased as we completed certain contracts.

      Net sales in the near-to-eye market totaled $901,000, or 41.1% of total net sales, in 2003 compared to $742,000, or 51.6% of total net sales, in 2002. The remainder of our net sales were in the projection market.

      Net sales in North America totaled $1.2 million, or 55.8% of net sales, in 2003 compared to $971,000, or 67.5% of net sales, in 2002. Net sales in Asia totaled $398,000, or 18.1% of net sales, in 2003 compared to $292,000, or 20.3% of net sales, in 2002. Net sales in Europe totaled $571,000, or 26.0% of net sales, in 2003 compared to $176,000, or 12.2% of net sales, in 2002.

      Cost of Sales. Cost of sales was $9.8 million, or 448% of net sales, in 2003 compared to $12.9 million, or 894% of net sales, in 2002. The decrease, in absolute dollars, was the result of decreased inventory write-offs as well as cost-reduction efforts that resulted in lower headcount and, therefore, lower personnel costs of $700,000. In 2003, we had inventory write-offs of approximately $463,000 compared to $1.8 million in 2002 when we wrote off inventory in connection with the termination of our relationship with RCA Thompson. The large negative gross margin in each year resulted primarily from the low volume of shipments and low manufacturing yields in the shipped products. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. Cost of sales for design and engineering services decreased to $518,000 in 2003 from $624,000 in 2002 due to the decrease in design and engineering services provided to customers.

      As is typical in most segments of the high-technology industry, we anticipate downward pressure on the prices of our products. A significant portion of our manufacturing costs are fixed in nature and consist of items such as utilities, depreciation, and amortization. The amount of these costs do not vary period-to-period based on the number of units produced nor can the amounts of these costs be adjusted in the short term. Therefore, in periods of lower production volume, these fixed costs are absorbed by a lower number of units, thus increasing the cost per unit. As a result, we expect it will be difficult to attain significant improvements in gross margins until we operate at higher production volumes.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense was $4.9 million in 2003 compared to $3.3 million in 2002. Selling, general, and administrative expense for 2003 included approximately $1.5 million of costs related to the spin-off from TFS.

      Research and Development Expense. Research and development expense was $7.4 million in 2003 compared to $8.4 million in 2002. Through the third quarter of 2003, all of our research and development expense related to ongoing efforts to develop LCoS microdisplay products as well as our continued development of the manufacturing process for LCoS microdisplays. In the fourth quarter of 2003, we incurred expenses of approximately $865,000 associated with the development of our first HDTV product. The overall decrease in research and development expense in 2003 was a result of cost-reduction efforts in late 2002 that resulted in lower headcount and, therefore, lower personnel costs in comparison to 2002.

      Benefit from Income Taxes. In connection with the formation and spin-off of our company by TFS, we assumed a net deferred tax liability of $1.1 million. This net deferred tax liability is the result of differences between the book and tax basis of the assets transferred to us. TFS retained the net operating losses and tax credits that were generated by our operations before the spin-off. The assumption of the net deferred tax liability resulted in a corresponding reduction in the TFS net investment contributed to us in 2003. Pursuant to SFAS No. 109, the assumption of the net deferred tax liability enabled us to record additional deferred tax assets of approximately $1.1 million during the period from the spin-off date to December 31, 2003. A valuation allowance has been recorded for deferred tax assets generated during the period ended December 31, 2003 that exceeded our net deferred tax liabilities. We recorded no benefit from income taxes in 2002. We do not expect to record a deferred tax asset for the tax benefit on any losses that we may incur until we believe it is more likely than not that all or a portion of the deferred tax asset will be realized.

      Net Loss. We recorded a net loss of $18.7 million in 2003 compared to a net loss of $23.2 million in 2002.

     Year ended December 31, 2002 compared to year ended December 31, 2001

      Net Sales. Net sales were $1.4 million in 2002 compared to $1.9 million in 2001. The 26.3% reduction in sales was primarily because of a reduced volume of business with RCA Thompson. Specifically, net sales to RCA Thompson were $123,000 in 2002 compared to $1,265,000 in 2001. In mid-2002, RCA Thompson made the decision to discontinue the manufacture of a television that used our LCoS microdisplays. This reduction in our sales to RCA Thompson was partially offset by our increased sales in the near-to-eye market.

      Net sales in the near-to-eye market totaled $742,000 in 2002. In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain fixed assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. Prior to this series of transactions, substantially all of our sales were for use in projection-based applications.

      Net sales in North America totaled $971,000, or 67.5% of net sales, in 2002 compared to $1.7 million, or 88.9% of net sales, in 2001. Net sales in Asia totaled $292,000, or 20.3% of net sales, in 2002 compared to $113,000, or 5.8% of net sales, in 2001. The remainder of our net sales were in Europe.

      Cost of Sales. Cost of sales was $12.9 million, or 894% of net sales, in 2002 compared to $12.3 million, or 634% of net sales, in 2001. The increase, in absolute dollars, was primarily the result of an inventory write-down in 2002 of $1.8 million compared to $1.2 million in 2001, partially offset by lower materials costs commensurate with the reduction in product sales. The large negative gross margin in each year resulted primarily from the low volume of shipments and low manufacturing yields in the shipped products. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. Cost of sales for design and engineering services increased to $624,000 in 2002 from $78,000 in 2001 due to the increase in design and engineering services provided to customers.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense was $3.3 million in 2002 compared to $2.8 million in 2001. Selling costs remained flat during 2002 and 2001 while administrative costs for 2002 increased by approximately $600,000. The increase in 2002 was the result of changing the allocation of costs between our company and TFS based upon the increased time spent by personnel involved with managing the microdisplay business.

      Research and Development Expense. Research and development expense was $8.4 million in 2002 compared to $5.3 million in 2001. All of our research and development expense relates to ongoing efforts to develop LCoS microdisplay products as well as our continued development of the manufacturing process for LCoS microdisplays. Our increased expenses in 2002 related to increased personnel, facilities, and supplies expenses associated with the opening of our facility in Boulder, Colorado in early 2002, which totaled $2.7 million.

      Other Expense. We had no other expense in 2002 compared to other expense of $3.8 million in 2001. All of the other expense in 2001 related to a $3.8 million write-off of our investment in Inviso, Inc. During 1998, we acquired a minority equity interest in Inviso for approximately $3.3 million. In 2000, we acquired an additional interest in Inviso for $500,000, raising our total equity interest to $3.8 million. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. No interest income or expense was incurred in either year since we were a division of TFS at that time, and all cash needs were funded by TFS on an as-needed basis.

      Benefit from Income Taxes. We recorded no benefit from income taxes in 2002 or 2001. All of the tax benefit related to our losses incurred will be retained by TFS after the spin-off. We do not expect to record a deferred tax asset for the tax benefit on any losses that we may incur until we believe it is more likely than not that all or a portion of the deferred tax asset will be realized.

      Net Loss. We recorded a net loss of $23.2 million in 2002 compared to a net loss of $22.3 million in 2001.

Quarterly Results of Operations

      The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2003. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarters Ended

	2003				2002

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31

	(in thousands)
Net sales	$360	$703	$760	$371	$645	$345	$223	$226

Cost and expenses:
Cost of sales	2,635	2,376	2,686	2,132	3,090	2,638	3,811	3,330
Selling, general, and administrative	1,456	1,169	1,051	1,214	696	825	882	930
Research and development	2,156	1,814	1,714	1,683	1,802	2,004	2,168	2,456

	6,247	5,359	5,451	5,029	5,588	5,467	6,861	6,716
Operating loss	(5,887)	(4,656)	(4,691)	(4,658)	(4,943)	(5,122)	(6,638)	(6,490)
Interest income	43	14	—	—	—	—	—	—
Benefit from income taxes	931	160	—	—	—	—	—	—

Net loss	$(4,913)	$(4,482)	$(4,691)	$(4,658)	$(4,943)	$(5,122)	$(6,638)	$(6,490)

      Historically, we have not experienced fluctuations related to seasonality, as we have had limited sales and production volume of our products. Because our new products, particularly our HDTV products, are focused more on the consumer markets, we expect to experience seasonality in our revenue and cost of sales. We anticipate that these seasonal trends will reflect consumers’ patterns of increasing purchases during the year-end holiday period.

      We have experienced negative gross margins in each quarter as a result of the low volume of shipments and low manufacturing yields in the shipped products. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure.

      Selling, general, and administrative expense for the first, second, and third quarters of 2003 includes spin-off related expenses of $464,000, $338,000, and $699,000, respectively. Selling, general, and administrative expense for the fourth quarter of 2003 includes a one-time charge of $434,000 relating to our guarantee of the financial obligations of, and the write-off of a note receivable from, VoiceViewer, Inc.

      Research and development expense decreased beginning in the fourth quarter of 2002 as a result of cost-cutting efforts by TFS, which resulted in lower headcount and, therefore, lower personnel costs. Research and development expense in the fourth quarter of 2003 includes costs totaling approximately $865,000 associated with the development of our HDTV products.

      In the third and fourth quarters of 2003, we recorded a benefit from income taxes of $160,000 and $931,000, respectively. In connection with the formation and spin-off of our company by TFS, we assumed a net deferred tax liability of $1.1 million. This net deferred tax liability is the result of differences between the book and tax basis of the assets transferred to us. TFS retained the net operating losses and tax credits that were generated by our operations before the spin-off. The assumption of the net deferred tax liability resulted in a corresponding reduction in the TFS net investment contributed to us in 2003. Pursuant to SFAS No. 109, the assumption of the net deferred tax liability enabled us to record an additional deferred tax asset of approximately $1.1 million during the period from the spin-off date to

December 31, 2003. A valuation allowance has been recorded for deferred tax assets generated during the period ended December 31, 2003 that exceeded our net deferred tax liabilities.

Liquidity and Capital Resources

      At December 31, 2003, we had $14.4 million in cash, cash equivalents, and short-term investments. At December 31, 2002, we had no cash, cash equivalents, or short-term investments. At that time, we were a division of TFS and all cash needs were funded by TFS on an as-needed basis.

      In 2003, we had $15.9 million in net cash outflow from operations. In 2002, we had $20.1 million in net cash outflow from operations. Most of the cash outflow in each period related to our losses since we had very little changes in our working capital in each period. Our depreciation and amortization expense was $3.6 million in 2003 and $3.4 million in 2002. Prior to our spin-off in September 2003, our entire cash outflow was funded by TFS on an as-needed basis.

      In 2003, net cash used for investing activities totaled $12.8 million, of which $12.0 million was for the purchase of short-term investments. The remainder was primarily for the purchase of intangible assets related to mask sets and tooling investments and purchases of property and equipment.

      Cash used in investing activities during 2002 totaled approximately $13.8 million, which consisted of the following: $3.7 million related to the purchase of manufacturing equipment; $5.1 million related to purchases of intangible assets such as the intellectual property from Zight and Inviso as well as mask sets and related tooling investments; and $5.1 million related to our investment in ColorLink.

      We have incurred recurring operating losses and negative cash flows since our inception as a division of TFS. Our net loss was $18.7 million, $23.2 million, and $22.3 million in 2003, 2002, and 2001, respectively. Net cash used in operating activities was $15.9 million, $20.1 million, and $17.7 million in 2003, 2002, and 2001, respectively. At December 31, 2003, we had $17.2 million of working capital, including cash, cash equivalents, and short-term investments of $14.4 million.

      A key element of our business involves the ongoing commercialization of our LCoS microdisplay technology. LCoS microdisplays are an emerging technology with target markets that could be slow to develop or could utilize competing technologies. Therefore, accurately forecasting revenue for any given future period is difficult. We are currently focusing a majority of our resources on penetrating the premium segment of the HDTV market. HDTV has only recently become available to consumers, and widespread market acceptance is uncertain.

      The successful introduction of an HDTV product to market and securing volume orders from consumer electronics retailers for HTDVs represent a key ingredient in our success. If we achieve significant sales volume of our HDTVs, we will need to raise additional funds, through this offering or otherwise, in order to finance the working capital associated with increasing sales. The proceeds of this offering will be used primarily for the working capital needed to fund the growth of our HDTV business.

      If we are unable to achieve sufficient revenue from our HDTV sales, then it will be necessary for us to reduce substantially our operating losses through increased sales of other microdisplay products or by reducing or delaying expenditures. If necessary, we can reduce overhead and administrative expenditures, postpone or defer research and development projects, or take other actions to continue our operations beyond 2004.

Aggregate Contractual Obligations

      The following table lists our commercial commitments:

		Amount of Commitment Expiration Per Period

	Total Amounts	Less than			6 Years
Other Commercial Commitments	Committed	1 Year	1-3 Years	4-5 Years	and Over

	(in thousands)
Facilities leases	$1,560	$936	$624	$—	$—
Guarantee	$425	$425	$—	$—	$—

      At present, the only contractual operating commitments we have are the property leases for our Tempe headquarters and for our development center in Boulder, Colorado. The guarantee relates to our guarantee in connection with a Small Business Administration loan to VoiceViewer Technology, Inc., a private company developing microdisplay products. If the lending institution were to declare VoiceViewer to be in default under the loan, we would be required to pay the guaranteed amount.

      During the fourth quarter of 2003, we determined that it is probable that VoiceViewer will be unable to meet its obligations under the loan agreement. Therefore, we have accrued $359,000, which represents our anticipated obligation under the guarantee agreement. Our maximum exposure under this guarantee is $425,000. We have a security interest in, and second rights to, the intellectual property of VoiceViewer, while the lending institution has the first rights. We would obtain the VoiceViewer intellectual property if in the future we are required to pay amounts under the guarantee. However, we do not believe we can realize any significant value from VoiceViewer’s intellectual property.

      Under the Tax Sharing Agreement, we have agreed to indemnify TFS against any taxes, other than Separation Taxes, that are attributable to us since our formation, even while we were a member of TFS’ federal consolidated tax group. TFS has agreed to indemnify us against any taxes, other than Separation Taxes, that are attributable to the businesses retained by TFS. The Tax Sharing Agreement sets forth rules for determining taxes attributable to us and taxes attributable to the businesses retained by TFS.

      Pursuant to the Tax Sharing Agreement, we have agreed not to take any action that would cause the spin-off not to qualify under Section 355 of the Internal Revenue Code. We have agreed not to take certain actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the spin-off could be deemed to be a taxable distribution to TFS. This would subject TFS to a substantial tax liability. We have agreed to indemnify TFS and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by TFS or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify TFS for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

      We have no debt. In addition, we have no capital lease obligations, unconditional purchase obligations, other long-term obligations, or any other commercial commitments except as noted above.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

Impact of Recently Issued Standards

      In July 2001, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will apply to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003, and there was no impact on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure”. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Specifically, SFAS No. 148 prohibits companies from utilizing the prospective method of transition, the only method offered under the original SFAS No. 123, in fiscal years beginning after December 15, 2003. However, the Statement permits two additional transition methods for companies that adopt the fair value method of accounting for stock-based compensation, which include the modified prospective and retroactive restatement methods. The modified prospective method recognizes stock-based employee compensation cost from the beginning of the fiscal year in which the provisions are first applied, as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Under the retroactive restatement method, all periods presented are restated to reflect stock-based employee compensation cost under the fair value method for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results using a prescribed tabular format and requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. We intend to continue to measure stock-based compensation for option grants using the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees.” We have adopted the new disclosure requirements and are currently evaluating the impact if we were to adopt the fair value method of accounting for stock-based employee compensation under each of the two additional transition methods discussed above.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation addresses the disclosures to be made by a guarantor in its financial statements and its obligations under guarantees. The Interpretation also clarifies the requirements related to the recognition of a liability by the guarantor at the inception of a guarantee. Per the Interpretation, initial recognition of a liability will be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements of FIN 45 as of January 1, 2003, and there was no impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

      At December 31, 2003, we did not participate in any derivative financial instruments, or other financial or commodity instruments for which fair value disclosure would be required under SFAS No. 107. We hold no investment securities that would require disclosure of market risk.

Primary Market Risk Exposures

      Our primary market risk exposures are in the areas of foreign currency exchange rate risk. Foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, may cause a foreign competitor’s products to be priced significantly lower than our products.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded.

      We have not attempted to hedge or otherwise mitigate this risk because our exposure to any given currency is nominal. A change in the currency exchange rate of 10% in any given currency would not have a material impact on our results of operations. If, in the future, our exposure to a given currency increases, we would contemplate hedging at that time. Based on the foregoing, we cannot provide assurance that fluctuations and currency exchange rates in the future will not have an adverse effect on our operations.

BUSINESS

Introduction

      We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoS®, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

      Liquid crystal on silicon microdisplays contain a liquid crystalline material suspended between a glass plate and a silicon backplane. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display. We believe that liquid crystal on silicon microdisplays, particularly our Gen II LCoS microdisplays, provide a superior alternative to existing technologies in the HDTV market. We believe our Gen II LCoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, lifetime, and cost, particularly in larger screen sizes. Given these advanced capabilities, our HDTVs compete in the premium segment of the large-screen HDTV market.

      Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its entire LCoS microdisplay business, including all related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.

Industry Factors

Industry Background

      Microdisplays address the technological demands of the HDTV, home theater, and near-to-eye markets. Microdisplays are thumbnail-sized displays that create high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications. Rear-projection televisions shine a magnified image from a microdisplay onto the back of a translucent screen for viewing; home theater projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce an image that can be viewed through a magnifying headset or viewer.

Rear-Projection Televisions

      The worldwide conversion of media content from analog to digital is a primary growth driver in the television market. This conversion is being mandated in the United States, Europe, and Asia. For example, the U.S. Congress has set a target date of December 31, 2006 for all television transmissions to be digital. Additionally, the U.S. Federal Communications Commission requires that all televisions with screen sizes of 36 inches or larger contain an over-the-air digital tuner by July 1, 2005. CEA Market Research projects that 4.3 million digital televisions were sold in 2003 and 11.9 million will be sold in 2006. The increasing amounts of digital programming broadcast in high definition is driving growth in the HDTV market, including large-screen HDTVs based on microdisplay technologies. The large-screen HDTV market based on microdisplay technologies is expected to grow 92% from 2003 to 2006, with an estimated 3.8 million units to be sold in 2006 according to iSuppli/ Stanford Resources. We are currently focusing a majority of our resources on penetrating the premium segment of this market.

      Within the home electronics market, there is a continuing trend toward larger and higher-resolution video screens for home entertainment systems. Picture quality, including high resolution, high contrast ratio, and a high pixel fill factor, continues to gain importance in the HDTV market. We believe consumers are willing to spend more for higher quality entertainment in their homes to support their diverse television, video, Internet, and other digital entertainment needs. We believe that microdisplays will become a primary avenue for delivering large-screen HDTVs.

      Currently, the large-screen, rear-projection HDTV market is being served primarily by incumbent cathode ray tube, or CRT, technology as well as by emerging digital micromirror device, or DMD, and high-temperature polysilicon technologies. A CRT is an electronic display device that utilizes three projection devices to create a full motion, full color image. We believe projection CRTs present resolution, size, weight, cost, and performance issues. DMDs are a proprietary product of Texas Instruments, which calls this technology DLP. DLPs, which are silicon based, are reflective devices containing an array of individually movable micromirrors, one for each pixel. DLPs are relatively expensive to manufacture, especially for larger devices with higher resolutions, and the manufacturing facilities involve major capital investments. We believe DLPs have image quality issues, particularly related to contrast ratio, unwanted video artifacts, and color distortion. High-temperature polysilicon microdisplays use a transmissive technology and are available from only two large Japanese companies. High-temperature polysilicon microdisplays require special optics and are large and expensive. We believe the transmissive nature of high-temperature polysilicon suffers from a low pixel fill factor, which produces an undesirable screen door effect on the image.

      The large-screen HDTV market is also being served by flat panel plasma technology. Plasma screens tend to be expensive to manufacture, especially in larger screen sizes, and experience screen burn-in and pixel longevity issues. Thin film transistor liquid crystal displays, or TFT LCDs, may also be used in the large-screen HDTV market. TFT LCDs, however, are expensive to manufacture in larger screen sizes and exhibit a very pronounced screen door effect in larger screen sizes. Motorola recently announced carbon nanotube technology designed to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and TFT LCDs at lower costs. Motorola states that it is in discussions with electronics manufacturers in Europe and Asia to license the technology for commercialization. At this time, we cannot assess the performance of that technology or the effect, if any, it will have on the large-screen HDTV market.

      Finally, liquid crystal on silicon microdisplays also are used in the large-screen HDTV market. Our proprietary Gen II LCoS products have a high contrast ratio and high pixel fill factor, and we believe that they provide superior performance to the liquid crystal on silicon technologies produced by our competitors.

Near-to-Eye Applications

      The near-to-eye market for microdisplays consists of an established electronic viewfinder market and an emerging high-resolution viewer market. In the emerging high-resolution near-to-eye markets, professional applications in the industrial, medical, and military markets have been the first to develop. These markets demand superior image quality and high resolution for image, video, and multimedia applications. Wearable computing, endoscopic surgery, augmented reality systems, and riflescope applications are examples of product categories in this segment. Examples of products emerging in professional and commercial applications include wearable products for enterprise network access, head-mounted displays for night vision systems, and viewers for test and measurement systems. As prices for high-resolution near-to-eye microdisplays decline, we expect professional and commercial applications to broaden.

      We believe the consumer market will be the largest unit volume near-to-eye microdisplay market. Consumers in this market demand high-information content and power-efficient displays with increasing functionality and smaller sizes. Anticipated initial applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. Head-mounted microdisplays provide features that are unavailable in current video game products. These features include head tracking and stereo and 3-D vision, which we believe provide superior game immersion and realism. Products currently offered in the head-mounted video game market have low resolution and have experienced limited market success. By contrast, we believe liquid crystal on silicon microdisplays offer high resolution and a much improved video game experience.

      Direct-view displays currently are the primary means of viewing content in portable devices. Delivery of high-information content through a small, direct-view display in a portable device, however, presents difficult technological challenges and human interface issues. As portable products become smaller, their direct-view displays also become smaller, limiting the information content and visual experience offered. Small direct-view displays can offer limited types of data, often involve cumbersome navigation, and usually present information only in black and white. Larger direct-view displays that can present more information and full-screen content, color, and motion consume battery power quickly, do not offer superior image quality, and are relatively costly.

      We believe the only available microdisplay technologies targeting portable near-to-eye applications are high-temperature polysilicon and other transmissive silicon technologies, organic light emitting diode, or OLED, on silicon, and liquid crystal on silicon. An OLED is an electronic device that emits bright light upon the application of an electrical current. We believe that high-temperature polysilicon and other transmissive silicon technologies have been unable to deliver resolutions at or above SVGA with acceptable video performance or image quality. Due to their organic nature, OLED based microdisplays suffer from short lifetimes and need to use color filters, which results in a pixelated image. We believe that our LCoS microdisplays provide the best commercially available solution for high-resolution, color, near-to-eye applications.

Strategy

      Our goal is to become a leader in the premium segment of the large-screen HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:

     Develop and Leverage Key Customer Relationships in the HDTV Market

      We seek to develop key customer relationships with leading companies in the HDTV market. We are currently targeting private label retail opportunities with consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. Our strategy also provides our audio/video manufacturer customers with the opportunity to bundle their electronics with our HDTVs into an integrated entertainment system. This bundling of the electronics with the HDTV provides increased sales opportunities for our audio/video manufacturer customers and simplifies the purchase decision for the ultimate consumer. We believe our strategy of targeting multiple sales channels will enable us to increase sales at a faster pace, expand our customer base, and achieve efficiencies of scale. Additionally, we believe that this strategy will allow us to leverage the brand names and marketing resources of our key customers in order to drive increased sales of our products.

     Leverage Our Virtual Manufacturing Model

      We plan to utilize third-party contract manufacturers and assemblers to produce our HDTVs, which incorporate the LCoS microdisplays we manufacture. This strategy results in a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances, and product design; and reduces our capital expenses. We expect our virtual manufacturing strategy to allow us to maintain a variable cost model, in which we will not pay many of our manufacturing costs until our HDTVs have been shipped and billed to our customers.

     Advance Our Technological Leadership

      In the HDTV market, we plan to utilize our technological expertise to advance our industry-leading position in terms of picture quality through increased resolution, higher contrast ratios, and greater pixel fill factors. In the near-to-eye market, we plan to utilize our extensive intellectual property portfolio and technological expertise to provide competitive advantages and extend the functionality of our products. We intend to continue to develop our technology to increase the performance of our near-to-eye products while reducing their size, weight, cost, and power consumption.

     Pursue Additional Strategic Relationships

      We intend to enter into additional strategic relationships with leading companies serving our target markets in order to extend our technology and enhance our business and competitive position. In the HDTV market, we seek contract manufacturers, component suppliers, and designers that further our goal of providing a superior product while advancing our competitive position. In the microdisplay markets for OEMs, we seek strategic relationships to enhance our ability to offer value-added microdisplay products, address new markets, gain market share, and maintain technological leadership.

Capitalize on Our LCoS Manufacturing Expertise and Increase Our Manufacturing Efficiencies

      We seek to emphasize our extensive manufacturing expertise with respect to our LCoS microdisplays. We utilize our advanced manufacturing line at our Tempe facility with its experienced manufacturing team to produce our LCoS microdisplays. We seek to increase our manufacturing efficiencies, yields, and quality to reduce the cost and speed the delivery of our LCoS microdisplays. We stress manufacturing processes and seek to leverage our participation in both the HDTV and near-to-eye markets.

Provide Value-Added Customer Service for OEMs

      We plan to foster strong and long-lasting customer relationships by providing OEM customers with the most advanced microdisplays for their products. We offer a range of microdisplay products designed to satisfy varying OEM customer needs in the most efficient manner. We attempt to enhance the competitive position of our OEM customers by providing them with high-quality microdisplay products on a timely and cost-effective basis that enable them to increase the functionality, reduce the size, lower the cost, and enhance the user experience of their own products. To do so, we work to improve our productivity, to reduce costs, and to speed the delivery of our microdisplay products. We also devote considerable effort to support our OEM customers after the purchase of our microdisplay products.

Products

     Large-Screen, High-Definition Televisions

      Our initial HDTV product is an HDTV monitor with a screen size of 65 inches. This television is designed to compete in the premium segment of the large-screen HDTV market. This product has a contrast ratio in excess of 2000:1 and has a 16:9 aspect ratio. It has a resolution of 720p (also known as HDTV1) utilizing our BR768 microdisplay.

      We are currently developing HDTVs that will integrate an ATSC television tuner with our initial HDTV monitor product and anticipate initial shipments of this product to occur during the first quarter of 2005. We also have under development an integrated television product with a resolution of 1080i (also known as HDTV2) and anticipate initial shipments of this product to occur during the first quarter of 2005. We are also currently evaluating, and anticipate developing, new platforms with different screen sizes or modifications in overall dimensions, from our initial HDTV product. We expect to introduce a product incorporating these changes as early as the first quarter of 2005.

     Microdisplay Product Line

      We offer a broad line of LCoS microdisplay products and subsystems that OEMs can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications. Our microdisplay products include a line of LCoS display imagers and associated application specific integrated circuits, or ASICs, that provide driver, controller, and converter functions that operate the imager. An ASIC is a semiconductor designed for a specific application. Our imager products have resolutions and sizes designed for specific market segment applications. The following table sets forth certain information regarding our currently available imagers and our BR1920 imager currently in development.

Model
Number	Resolution	Applications

BR768	HDTV1 (720p)	Rear-projection HDTV
BR1920	HDTV2 (1080i) and WUXGA (1900 x 1200)	Rear-projection HDTV and other high- performance video applications
BR1280	SXGA (1280 x 1024)	Specialty rear-projection monitors, front projectors, and photo printers
Z86D-3	SVGA (800 x 600)	Near-to-eye

      We have provided prototypes of our BR1920 imager to potential customers for evaluation. Our product line also includes optical modules for near-to-eye applications. Optical modules include illumination, prisms, color separators and combiners, and lenses to provide complete display products. Our offerings also include development kits, schematic plans, and specifications, or reference designs, in order to accelerate time to market for our OEM customers.

     Projection Applications

      Our microdisplay product line addresses the needs of several projection markets: the OEM rear-projection HDTV market with screen sizes of greater than 50 inches and the front-projection home theater market. Additionally, we serve several smaller projection markets, including photo printers and digital cinema. For projection applications, we offer products with SXGA and HDTV1 resolution and are developing products with HDTV2 resolution.

     Near-to-Eye Applications

      We produce products to serve the near-to-eye market, including SVGA imagers, display modules, and reference designs. Our display modules allow OEM customers to focus on end-product design and packaging, because they can use our full-color SVGA resolution microdisplay as a drop-in assembly.

      Our near-to-eye products typically are mounted in a headset, and provide image magnification. The magnified image appears to the user with the clarity, size, and resolution of a computer monitor. These products also are compact, lightweight, and highly energy efficient. With high resolution and small size, we believe LCoS microdisplays offer unique advantages for these wearable and portable products. Products based on LCoS microdisplays have long lifetimes, can be made lightweight with low power requirements, and display sharp, bright images. Our LCoS microdisplays also withstand wide ambient temperature ranges, a feature that is important for industrial and portable applications. In addition, our associated ASICs enable fast rendering of images, an important attribute for viewing full-motion video.

      To date, our near-to-eye product sales have been concentrated in specific industrial, medical, and military applications. Product shipments have included LCoS microdisplays for monocular and binocular head-mounted displays, video telescopes, surgical microscopes, and riflescopes. We are developing microdisplays for use in headsets for video games. These microdisplay headset products are designed to provide users with an enhanced video game experience by allowing greater immersion into the game. We also are pursuing the development of microdisplay-based monocular or binocular displays for use in various high-information content portable electronic devices, such as portable DVD viewers, mobile handsets, PDAs, and wireless Internet appliances.

Sales and Marketing

      We are marketing our HDTVs to various retailers for sale to their customers under their brand names. These retailers include consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. Our sales and marketing strategy is designed to enable consumer electronics retailers and consumer retail stores to address the premium portion of the HDTV market. Our strategy with personal computer OEMs is intended to enable those companies to capitalize on the continued convergence of computers and home entertainment. Finally, our strategy with high-end audio/video manufacturers is designed to enable those manufacturers to bundle their electronics with our HDTVs into an integrated entertainment system. We initially plan to sell our HDTV products in the United States. We expect to capitalize on opportunities in the Asian market through strategic alliances and in the European market either directly or through strategic alliances.

      We market our LCoS microdisplays to OEMs through a direct technical sales force. A staff of in-house engineering personnel directs and aids all sales personnel. Our approach is to become a critical partner to our OEM customers rather than simply a component supplier by playing an integral role in the design and development of their products. Potential customers welcome our technological expertise and broad industry relationships because they do not always have the core competencies and relationships necessary to develop and commercialize products incorporating microdisplays.

      Sales in Asia and Europe represented approximately 44% of our net sales in 2003, approximately 33% of our net sales in 2002, and approximately 11% of our net sales in 2001.

Customers

      Our initial HDTV product is targeted at the premium segment of the large-screen HDTV market. This premium market segment generally consists of screen sizes greater than 50 inches and retail prices greater than $6,000. The typical consumer in this segment generally will be features driven and desire the best picture available.

      OEM products that have been announced to date for near-to-eye applications include the following:

•	video game, personal video player, and medical head-mounted devices from IO Display Systems;

•	a night vision headset by Trivisio;

•	a headset for wearable computers designed by Shimadzu and currently offered in Hitachi and Xybernaut products;

•	a viewer for a medical microscope by Zeiss;

•	a viewer for a video telescope by Betacom; and

•	a riflescope viewer by Brashear.

      We also have announced design relationships with Accupix, Baranti, and Visual Interaction.

      OEM customers in the projection market include SEOS, Kaiser Electronics, and Liebold Systems. SEOS introduced a specialty rear-projection monitor for flight simulators with a 15000:1 contrast ratio. Kaiser Electronics has announced the use of our microdisplays in their Joint Strike Force fighter and commercial aviation cockpit displays. Liebold Systems utilizes our microdisplays in their consumer photo printers.

      For the year ended December 31, 2003, sales to TQ Systems, Inc., Eastman Kodak, and Brashear accounted for approximately 14%, 14%, and 12%, respectively, of our revenue. For the year ended December 31, 2002, sales to Brashear accounted for approximately 23% of our revenue and sales to Kodak accounted for approximately 14% of our revenue. No other customer accounted for more than 10% of our revenue during those periods. Sales to Kodak resulted from our providing advanced product development services for microdisplay imagers under a $500,000 contract extending through December 31, 2004. Sales to Brashear resulted from providing advanced development services for microdisplay imagers under a $599,000 contract that extended through November 30, 2003 and the sale of microdisplays and ASIC products on a purchase order basis. We anticipate that our initial HDTV sales will be to a limited number of customers.

      Our engineering, sales, and marketing professionals are actively involved with an OEM customer during all phases of prototype design, production, and product marketing by providing technical and marketing assistance. In most cases, our technical staff works with each OEM customer in the development stage to identify potential improvements to the design of the customer’s product in parallel with the customer’s effort. We help our OEM customers incorporate our microdisplays into their products, thereby reducing the time required to bring their products to market. This assistance helps customers accelerate their design process and achieve cost effective and manufacturable designs, as well as facilitating a smooth transition into high-volume production.

Manufacturing

      We utilize an advanced manufacturing line in our Tempe facility to manufacture and test our LCoS microdisplay imagers. Costs incurred by us and TFS through December 31, 2003 to construct, furnish, and equip the facility were approximately $24.5 million. The manufacturing facility is fully equipped in all areas of manufacturing, including front-end, back-end, packaging, and test. The front-end processes are conducted in side-by-side Class 100 and Class 1000 clean rooms. Back-end manufacturing, packaging, and test procedures are all conducted in a Class 1000 clean room.

      We have an extensive quality control program and maintain quality systems and processes that meet or exceed the demanding standards set by many leading OEMs in our targeted industries. We have received ISO 9001 certification of our manufacturing facility and corporate headquarters in Tempe, Arizona. We base our quality control program upon statistical process control, which advocates continual quantitative measurements of crucial parameters and uses those measurements in a closed-loop feedback system to control the manufacturing process. We perform product life testing to help ensure long-term product reliability. We analyze results of product life tests and take actions to refine the manufacturing process or enhance the product design.

      We employ a virtual manufacturing model through third-party relationships for our HDTV products. After production and testing, we ship our LCoS imagers to our light engine manufacturer, which combines our LCoS imagers with a lamp and an optical core or prism set to complete the light engine. Separately, one of our contractors assembles a printed circuit board, or PCB, which contains the necessary electronics and color management systems. The light engine, the PCB, a screen, a case, and other necessary components are then shipped to our assembler for final assembly into an HDTV.

      We believe our virtual manufacturing strategy provides a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances, and product design; and reduces our capital expenditures. In addition, we expect this strategy to significantly reduce our inventory costs because we will not pay many of our manufacturing costs until we have actually shipped our HDTVs to our customers and billed those customers for those products.

      We do not have long-term agreements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. The strategy of relying on those parties exposes us to vulnerability owing to our dependence on a few contract manufacturers or assemblers. We may establish relationships with other contract manufacturers or assemblers in order to reduce our dependence on any one source of supply.

Suppliers

      In our HDTV products, we manufacture and supply the LCoS microdisplay, which utilizes a silicon backplane manufactured for us by SMIC. We then contract for the assembly of the following components: a light engine from OCLI (a subsidiary of JDS Uniphase) designed by ADO, which consists of a lamp from OSRAM, an optical core or prism set, a projection lens, and our LCoS microdisplays; a printed circuit board assembled by TFS containing a video processing integrated circuit from Pixelworks; a screen from Toppan; and a case designed by IDEO. The remote control is manufactured for us by SMK.

      Components and raw materials constitute a substantial portion of our LCoS microdisplay costs. The principal components and raw materials we use in producing our LCoS microdisplays consist of specialized glass, silicon wafers, ASICs, liquid crystal, and packaging materials.

      We attempt to procure components and other raw materials only when a purchase order or forecast is received from an OEM customer. Our procurement strategy is to secure alternative sources of supplies for the majority of these materials. Many of these materials, however, must be obtained from a sole or limited number of foreign suppliers, which subjects us to the risks inherent in obtaining materials from foreign sources, including supply interruptions and currency fluctuations. We have no short-, medium-, or long-term contracts with any of our suppliers. We purchase all of our components and raw materials on a purchase-order basis. Our suppliers generally are meeting our requirements, and we believe our strategic supplier alliances have further strengthened our relations with offshore suppliers.

Research and Development

      Our research and development programs focus on advancing technology, developing design and manufacturing processes, and expanding our technology to serve new markets. We have assembled an experienced research and development team by hiring personnel formerly employed by various of the pioneers in the microdisplay industry. In the HDTV product line, we are also researching system component and design platforms. Our research and development activities include the following:

•	Silicon backplane design to reduce size and cost, increase resolution and performance, decrease power consumption, and integrate driver functionality.

•	Projection optics, color science, and display characterization to optimize the link between the science of LCoS and the end-user experience.

•	ASIC design to combine and enhance functionality, reduce cost, and improve HDTV picture quality.

•	Basic research and development to characterize, test, and incorporate new liquid crystal solutions, silicon substrates, and glass. Our engineers and scientists continue to investigate alternative combinations of materials to improve picture quality, cost, and manufacturability.

•	Printed circuit board design.

•	LCoS package and test development programs.

      Research and development expenses were $7.4 million, $8.4 million, and $5.3 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Intellectual Property

      We rely on a variety of intellectual property methods, including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions, to protect and advance our intellectual property. We have developed and patented a full suite of intellectual property for the microdisplay market. We hold patents in various technological arenas, including display technologies, optical system illumination technologies, and display drive electronics, and we own fully functioning reference designs. In total, we hold 69 issued U.S. patents and have 68 U.S. patents pending. Of these U.S. patents, seven have been issued as patents in at least one foreign jurisdiction, and 40 more are pending abroad. Our patents are system and design patents relating to the production of our imagers,

ASICs, optical modules, and light engines and extend from the year 2012 to the year 2023. The patents enhance our ability to protect our unique technical developments.

      We currently have trademarked two brand names. The LCoS trademark describes the technology that makes up the microdisplay. The Brillian trademark describes the microdisplay product itself. Both of these trademarks have recognition in the display community and are being promoted and used by us to gain product awareness.

Competition

      Our HDTVs will encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us.

      For microdisplays used in third-party televisions, we believe that Texas Instruments, JVC, Hitachi, Aurora Systems, SpatiaLight, Epson, and Sony constitute our principal competitors. Intel has also announced its intention to begin manufacturing liquid crystal on silicon microdisplays. Texas Instruments has developed a digital micromirror device, which is referred to as DLP, that competes with our LCoS technology. JVC, Hitachi, eLCoS, UMO, Phillips, Aurora, and SpatiaLight are developing or producing liquid crystal on silicon microdisplays that compete with our LCoS microdisplays based on their own technology. The market participation of these companies is expected to spur the market penetration of liquid crystal on silicon microdisplays. We believe that our proprietary Gen II LCoS products provide superior performance to the liquid crystal on silicon technologies produced by our competitors.

      We believe that eMagin, Epson, and Sony constitute our principal competitors for microdisplays used in near-to-eye products. eMagin manufactures a product using OLEDs, while Epson and Sony manufacture transmissive high-temperature polysilicon microdisplays, which is a type of microdisplay that can be used in some of the same applications as liquid crystal on silicon microdisplays. Numerous other established and start-up companies are also pursuing similar and related technologies that may compete with our LCoS technology.

      Positive factors in our competitive position result from our broad liquid crystal on silicon capabilities, mature technologies, and high-volume LCoS microdisplay manufacturing capabilities. A number of our competitors, however, are large multinational companies that have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages.

Technology Purchases and Strategic Investments

      In August 1997, we entered into a strategic alliance with National Semiconductor Corporation for the development of LCoS microdisplay products and, in July 1999, we purchased certain assets and licensed silicon technologies from National Semiconductor relating to LCoS microdisplays. In August 1999, we licensed the technology of S-Vision Corporation, a former microdisplay competitor that had recently ceased operations. In the second quarter of 2002, we purchased all of the intellectual property of Inviso, a privately held company with numerous patents and proprietary technology related to microdisplay development that had recently ceased operations.

      In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain fixed assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million.

      In March 2001, we invested $1.25 million in Silicon Bandwidth, Inc., a privately held company providing unique semiconductor and optoelectronic interconnect solutions based upon multiple, patented, proprietary technologies. We have worked closely with Silicon Bandwidth to design unique, cost-effective, reconfigurable packaging platforms for LCoS microdisplays.

      In July 2002, we invested $5.0 million in ColorLink, Inc., a worldwide leader in the development and manufacture of color management technologies for microdisplays. ColorLink’s products consist of color management components and system architectures that are critical for digital projection systems that use high-resolution microdisplays. Those projection systems include color monitors, high-definition televisions, and multimedia projectors. This investment furthers our efforts to accelerate as much as possible the establishment of the necessary infrastructure for LCoS microdisplays.

Government Regulation

      Our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. There can be no assurance that material costs and liabilities will not arise from complying with these or from new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

      Our microdisplay manufacturing operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.

Backlog

      As of December 31, 2003, we had a backlog of orders of approximately $111,000. The backlog of orders as of December 31, 2002, was approximately $554,000. Our backlog consists of orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of sales for any succeeding period.

Facilities

      We occupy approximately 42,500 square feet in a facility in Tempe, Arizona, which houses our manufacturing operations and research, development, engineering, design, and corporate functions. We sublease this facility from TFS under an agreement that extends through August 31, 2005, subject to automatic one-year renewals cancellable by either TFS or us upon written notice delivered at least six months prior to such renewal. TFS occupies office space in a separate part of the Tempe facility, and we share certain common areas of the facility with TFS.

      We lease approximately 7,000 square feet of space in Boulder, Colorado.

Employees

      At December 31, 2003, we employed a total of 88 persons. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

      Competition for qualified personnel in our industry is very competitive, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.

Legal Proceedings

      We currently are not involved in any legal proceeding that we believe would have a material adverse effect on our business or financial condition.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding our directors, executive officers, and key employees:

Name	Age	Position

Jack L. Saltich	60	Chairman of the Board
Vincent F. Sollitto, Jr.	56	President, Chief Executive Officer, and Director
David P. Chavoustie	60	Director
David N.K. Wang	56	Director
John S. Hodgson	52	Director
Robert L. Melcher	64	Chief Technology Officer
Wayne A. Pratt	42	Vice President, Chief Financial Officer, Secretary, and Treasurer
Hope S. Frank	44	Vice President of Marketing and Communications
Rajan N. Kapur	51	Vice President of Development
Henning C. Stauss	47	Vice President of Manufacturing
Rainer L. Kuhn	43	Senior Director of Sales and Marketing

      Jack L. Saltich has been our Chairman of the Board since our formation. Mr. Saltich has served as a director and the President and Chief Executive Officer of TFS since July 1999. Mr. Saltich served as Vice President of Advanced Micro Devices from May 1993 until July 1999; as Executive Vice President of Applied Micro Circuits Corp. from January 1991 until March 1993; and as Vice President of VLSI from July 1988 until January 1991. Mr. Saltich held a variety of executive positions with Motorola from July 1971 until June 1988. These positions included serving as an Engineering Manager from May 1974 until January 1980, an Operations Manager from January 1980 until May 1982, a Vice President and Director of the Bipolar Technology Center from May 1982 until June 1986, and a Vice President and Director of the Advanced Product Research and Development Laboratory from June 1986 until June 1988. Mr. Saltich also serves as a member of the board of directors of Immersion Corporation, a public company that develops, licenses, and markets haptic technology and products; and a member of the board of directors of Vitex Systems, Inc., a private company that commercializes transparent ultra-barrier films for use in flat panel displays.

      Vincent F. Sollitto, Jr. has been our President and Chief Executive Officer and a director of our company since June 2003. Mr. Sollitto served as President and Chief Executive Officer of Photon Dynamics, Inc., a provider of yield management solutions for flat panel displays, from June 1996 until January 2003. From August 1993 to June 1996, Mr. Sollitto served as the General Manager of Business Unit Operations for Fujitsu Microelectronics Inc., a semiconductor and electronics company. From April 1991 to August 1993, Mr. Sollitto served as the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Incorporated, Mr. Sollitto spent 21 years in various management positions at International Business Machines Corporation, including Director of Technology and Process. Mr. Sollitto serves as a director of Applied Films Corporation, a thin film deposition equipment company, and Ultratech Stepper, Inc., a photolithography equipment company, each of which is a public company.

      David P. Chavoustie has been a director of our company since September 2003. Mr. Chavoustie has served since April 1998 as Executive Vice President of Sales and Marketing of ASML, a manufacturer of lithography equipment used to manufacture semiconductors. From April 1992 until March 1998, Mr. Chavoustie held several positions with Advanced Micro Devices, Inc., a semiconductor company, including Vice President/ General Manager Customer Specific Products Division, Vice President/ General Manager Embedded Processor Division, and Vice President Worldwide Sales/ Marketing - Vantis (a

wholly owned subsidiary of AMD). From 1985 to 1992, Mr. Chavoustie held various positions with VLSI Technology, Inc., an ASIC semiconductor company, including Sales Director, Vice President Sales and Corporate Marketing, and Senior Vice President/ General Manager ASIC Products. From 1974 to 1984, Mr. Chavoustie held various sales positions with Advanced Micro Devices, including area sales -Southeast United States, regional sales manager, and district sales manager -Upstate New York. Mr. Chavoustie has served as a director of TFS since January 2000.

      David N.K. Wang has been a director of our company since September 2003. Dr. Wang has served as Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor wafer fabrication equipment, since December 2000 and to the Global Executive Committee, which took the place of the Office of the President in October 2002. Dr. Wang served in the Office of the President from January 1998 to October 2002, as Senior Vice President from 1993 to 2000, and Group Vice President from 1990 to 1993. Prior to that, Dr. Wang had been a divisional Vice President. Dr. Wang joined Applied Materials in 1980 as Manager, Process Engineering and Applications.

      John S. Hodgson has been a director of our company since September 2003. Mr. Hodgson has served as Chief Financial Officer of FlipChip International, LLC, an advanced semiconductor bumping services company, since February 2004. Mr. Hodgson was engaged as a consultant in several arrangements from October 2003 until February 2004. Mr. Hodgson served as Chief Financial Officer for the High Tech Institute, a private company that provides post-secondary education in the technology and allied health care fields, from December 2002 until October 2003. Mr. Hodgson served as Chief Financial Officer for Simula, Inc., a public company that provides crash restraint and energy absorption technologies, from February 2002 until January 2003. Mr. Hodgson served as Chief Financial Officer for FEI Company, a public company engaged in semiconductor equipment production, from May 2000 until February 2002. Mr. Hodgson served as Chief Financial Officer for Motion Systems, Inc., a private company, from June 1999 until May 2000. Mr. Hodgson served as Vice President and Chief Financial Officer for Integrated Process Equipment Corp., a public company engaged in semiconductor equipment production, from 1994 until June 1999.

      Robert L. Melcher has been our Chief Technology Officer since our formation. Dr. Melcher served as the Chief Technology Officer of TFS from October 1999 until our spin-off from TFS. Prior to joining TFS, Dr. Melcher was employed at IBM in a variety of management positions since 1970. He served as the Program Leader for Projection Displays from 1993 to 1999 and as Director of the Physical Sciences Department from 1990 to 1993.

      Wayne A. Pratt has been our Vice President, Chief Financial Officer, Secretary, and Treasurer since our formation. Mr. Pratt served as Senior Vice President and Chief Financial Officer of Limelight Networks, LLC, a provider of outsourced e-business infrastructure and IP delivery services, from April 2002 until joining our company in April 2003. Mr. Pratt was Senior Vice President and Chief Financial Officer of Axient Communications, Inc., a venture capital-backed telecommunications company, from February 2000 until January 2001; Senior Vice President-Operations of Verde Capital Partners, LLC, a venture capital firm, from November 1999 until January 2000; Senior Vice President and Chief Financial Officer for Frontier Global Center, Inc., a web hosting company, from March 1998 until November 1999; Senior Vice President and Chief Financial Officer for Global Center, Inc., a web hosting company, from January 1997 until its acquisition by Frontier Global Center, Inc. in February 1998; and Vice President and Chief Financial Officer of Primenet Services for the Internet, Inc., a nationwide ISP, from December 1995 until its acquisition by Global Center, Inc. in January 1997. Mr. Pratt was Director of Financial Reporting for Swift Transportation Co., Inc., a national publicly owned trucking company, from August 1994 until December 1995. From July 1986 until August 1994, Mr. Pratt held various positions with KPMG LLP, most recently as a Senior Manager. In July 2001, Axient Communications, Inc. filed a voluntary petition for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code.

      Hope S. Frank has been our Vice President of Marketing and Communications since January 2004. Prior to joining our company, Ms. Frank served as Vice President of Communications for Photon Dynamics, Inc. from January 2002 until March 2003. Prior to joining Photon Dynamics, Ms. Frank served as President of Strategy 10X from January 2000 until January 2002. Prior to Strategy 10X, Ms. Frank served as President of Frank Harrison Perez Corporation from 1998 until December 2000.

      Rajan N. Kapur has been our Vice President of Development since November 2003. Prior to that, from our formation until November 2003, Dr. Kapur served as our Senior Director of Personal Display Systems. Dr. Kapur served as Senior Director of TFS from January 2002 until our spin-off from TFS. Prior to joining TFS, Dr. Kapur served as Vice President— Engineering for Zight Corporation from February 2000 to November 2001 with principal responsibilities for developing display backplanes, interface ASICs, evaluation kits, and reference designs for binocular and monocular applications. Dr. Kapur served as Director of Engineering for Cirrus Logic with which he was employed from August 1985 to March 1998. He was a member of the Technical Staff of AT&T Bell Labs from March 1982 to July 1985.

      Henning C. Stauss has been our Vice President of Manufacturing since November 2003. Prior to that, from our formation until November 2003, Mr. Strauss served as our Senior Director of Operations. Mr. Stauss served as Senior Director— LCoS Operations of TFS from January 2001 until our spin-off from TFS, where he led the LCoS Manufacturing and Process Engineering departments and created the wafer scale manufacturing line by using well-known semiconductor manufacturing equipment and blending them with LCD processes for making LCoS devices. Mr. Stauss joined TFS as Director of LCD Manufacturing in August 1997. Prior to joining TFS, Mr. Stauss was leading the product development and pilot production of Optrex in Germany, a major manufacturer of LCD’s for automotive and telecommunication applications.

      Rainer L. Kuhn has been our Senior Director of Sales and Marketing since our formation. Mr. Kuhn served as the Senior Director of Sales and Marketing of TFS from February 2003 until our spin-off from TFS and as Senior Director of Sales— Personal Display Systems from January 2002 until February 2003. Prior to joining TFS, Mr. Kuhn was Director of Marketing, Product Management, and Business Development for Zight Corporation from February 1998 to November 2001. Mr. Kuhn held various management positions with Lexmark International from March 1997 to February 1998 and various marketing and sales positions with Siemens Corp. from June 1987 to March 1997.

      Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the pleasure of the board of directors.

      There are no family relationships among any of our directors, officers, or key employees. We consider Mr. Sollitto, Dr. Melcher, and Mr. Pratt to be our executive officers and the other individuals, who are not independent directors, to be key employees.

Meetings and Committees of our Board of Directors

      Our bylaws authorize our board of directors to appoint among its members one or more committees, each consisting of one or more directors. Our board of directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. The primary purpose of the Audit Committee is to select the independent certified public accountants to conduct the independent audit of the financial statements of our company; review the annual financial statements, any significant accounting issues, and the scope of the audit with the independent auditors; and discuss with the auditors any other audit-related matters that may arise during the year. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for our key executives. The purpose of the Nominations and Corporate Governance Committee is to assist our board of directors in fulfilling its responsibility to nominate and approve qualified new members to our board of directors in accordance with our certificate of incorporation and bylaws; to develop and recommend to our board of directors a set of corporate governance principles; and to oversee the selection and compensation of committees of our board of directors.

Director Compensation and Other Information

      We pay each non-employee director an annual retainer fee of $10,000, plus $1,000 for each regular board meeting attended, $500 for each special board meeting attended, and $500 for each committee meeting attended on a day other than the same day as a board meeting. Each non-employee director is required to receive 50% of his annual retainer fee in shares of our common stock. See “Executive Compensation - 2003 Incentive Compensation Plan.” The non-executive Chairman of the Board receives an extra $10,000 per year over the standard non-employee director compensation, with 50% of such fee paid in cash and 50% paid in shares of our common stock, immediately upon election each year after the annual meeting of stockholders. The non-executive Chairman of the Audit Committee receives an extra $10,000 per year over the standard non-employee director compensation, with such fee paid in cash. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.

      Each non-employee director receives an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Non-employee directors also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of stockholders.

Executive Compensation

Compensation Philosophy

      We seek to provide a level of compensation that is competitive with companies similar in both size and industry. Our compensation philosophy is intended to create value for our stockholders through long-term growth in sales and earnings and the alignment of the interests of management with those of our stockholders. The total compensation package consists of base salary, executive health benefit and perquisite program, annual incentive bonuses, and stock option grants. This package is intended to tie a significant portion of the total compensation of our executives to our performance and creation of stockholder value.

Summary of Cash and Other Compensation

      The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us and to TFS received by our Chief Executive Officer and our most highly compensated executive officers whose aggregate compensation exceeded $100,000 for the fiscal year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

				Long-Term Compensation

				Awards

	Annual Compensation(1)				Securities	All Other
Name and				Restricted Stock	Underlying	Compensation
Principal Position	Year	Salary ($)(2)	Bonus ($)	Award(s) ($)(3)	Options (#)(4)	($)(5)

Vincent F. Sollitto, Jr.	2003	$149,552	—	$27,501	250,000	—
President, Chief Executive Officer, and Director

Robert L. Melcher	2003	$200,551	—	$20,000	21,000 (6)	$16,181
Chief Technology Officer

Wayne A. Pratt	2003	$92,545	—	$14,001	50,000	$70
Vice President, Chief Financial Officer, Secretary, and Treasurer

(1)	Certain executive officers also received certain perquisites, the value of which did not exceed 10% of the annual salary and bonus.

(2)	Amounts for 2003 include compensation of $68,744, $142,308, and $51,154 paid by TFS to Mr. Sollitto, Dr. Melcher, and Mr. Pratt, respectively.

(3)	Fair market value as of September 4, 2003 as determined by our board of directors. At December 31, 2003, Mr. Sollitto held 4,231 shares, Dr. Melcher held 3,077 shares, and Mr. Pratt held 2,154 shares, all of which are subject to certain transfer and forfeiture restrictions. The foregoing restricted shares equal the total number of shares awarded to those individuals during 2003. 25% of such shares vest on each of December 15, 2003, March 15, 2004, June 15, 2004, and September 15, 2004. The fair market value of such shares as of December 31, 2003 was $35,540 for Mr. Sollitto, $25,847 for Dr. Melcher, and $18,094 for Mr. Pratt.

(4)	The exercise prices of all stock options granted were at prices believed by our board of directors to be equal to the fair market value of our common stock on the date of grant.

(5)	Amounts shown for fiscal 2003 represent term life insurance premiums of $695 and $292 paid by TFS and us, respectively, on behalf of Dr. Melcher; (b) term life insurance premiums of $41 and $29 paid by TFS and us, respectively, on behalf of Mr. Pratt; and (c) an executive benefits package of $12,166 and $4,015 paid by TFS and us, respectively, on behalf of Dr. Melcher.

(6)	Does not include 37,532 options to acquire our common stock that were granted during 2003 in order to reflect the division of the pre-spin-off TFS options into amended TFS options and new options to acquire our common stock, as none of Dr. Melcher’s options to acquire TFS common stock were granted during 2003.

Option Grants

      The following table sets forth certain information with respect to stock options granted during the fiscal year ended December 31, 2003.

Option Grants in Last Fiscal Year

	Individual Grants
					Potential Realizable Value at
	Number of	Percent of			Assumed Annual Rates of
	Securities	Total Options	Exercise		Stock Price Appreciation for
	Underlying	Granted to	Price		Option Term(4)
	Options	Employees in	Per	Expiration
Name	Granted	Fiscal Year(1)	Share(2)	Date(3)	5%	10%

Vincent F. Sollitto, Jr.	250,000	40.2%	$6.50	9/4/2013	$1,021,954	$2,589,831
Robert L. Melcher	21,000 (5)	3.4%	6.50	9/4/2013	$85,844	$217,546
Wayne A. Pratt	50,000	8.0%	6.50	9/4/2013	$204,391	$517,966

(1)	Percentage calculation includes options granted during 2003 to our employees who were employed by TFS prior to the spin-off, which options were converted into options to acquire our common stock in order to reflect the division of the pre-spin-off TFS options into amended TFS options and new options to acquire our common stock.

(2)	The exercise prices of all stock options granted were at prices believed by our board of directors to be equal to the fair market value of our common stock on the date of grant.

(3)	Mr. Sollitto’s options vest 1/24th per month beginning June 1, 2004. 12% of Dr. Melcher’s options vested March 4, 2004, and 2% of such options vest each month thereafter. Mr. Pratt’s options vest 1/24th per month beginning May 1, 2004.

(4)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

(5)	Does not include 37,532 options to acquire our common stock that were granted during 2003 in order to reflect the division of the pre-spin-off TFS options into amended TFS options and new options to acquire our common stock, as none of Dr. Melcher’s options to acquire TFS common stock were granted during 2003.

Option Exercises and Option Holdings

      The following table contains certain information with respect to options exercised during fiscal 2003 and options held as of December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

					Value of Unexercised
			Number of Unexercised		In-the-Money Options
	Shares		Options at Fiscal Year-End		At Fiscal Year-End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Vincent F. Sollitto, Jr.	—	—	—	250,000	—	$475,000
Robert L. Melcher	—	—	30,864	27,668	$3,319	$46,541
Wayne A. Pratt	—	—	—	50,000	—	$95,000

(1)	Calculated based upon the December 31, 2003, Nasdaq National Market last reported sale price of $8.40 per share, multiplied by the number of shares held, less the aggregate exercise price for such shares.

Employment and Other Agreements

      We have no written employment contracts with any of our executive officers. We do have, however, employment letters and signed terms-and-conditions agreements with certain employees. We offer our employees medical, dental, life, and disability insurance benefits. Our executive officers and other key personnel are eligible to receive incentive bonuses and are eligible to receive stock options under our stock option plans.

2003 Incentive Compensation Plan

      Our 2003 incentive compensation plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors, by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The 2003 incentive compensation plan was adopted by our board of directors on August 26, 2003, and approved by our stockholder on August 26, 2003. Under the 2003 incentive compensation plan, an aggregate of 1,650,000 shares of common stock was originally available for issuance pursuant to options granted to acquire common stock, the direct granting of restricted common stock and deferred stock, the granting of stock appreciation rights, and the granting of dividend equivalents. On the first day of each fiscal year, an additional number of shares equal to 4% of the total number of shares then outstanding is added to the number of shares that may be subject to the granting of awards. As of February 15, 2004, there were outstanding options to acquire 1,356,174 shares of our common stock under the 2003 incentive compensation plan. In addition, an aggregate of 59,907 shares of restricted common stock had been granted under the 2003 incentive compensation plan as of February 15, 2004.

      The 2003 incentive compensation plan may be administered by the board of directors or a committee of the board. The committee or the board of directors determines the persons to receive awards, the type and number of awards to be granted, the vesting and exercisability of the award, and any other conditions to which the award is subject. Awards may be settled in the form of cash, shares of common stock, other awards, or other property in the discretion of the committee or the board of directors.

      The committee or the board of directors, in its discretion, may accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration, and, if so provided in the award agreement, vesting will occur automatically in the case of a “change in control” of our company. Upon the occurrence of a change in control, if so provided in the award agreement, stock options and certain stock appreciation rights may be cashed out based on a “change in control price,” which will be the higher of (1) the cash and fair market value of property that is the highest price per share paid in any reorganization, merger, consolidation, liquidation, dissolution, or sale of substantially all of the assets of our company, or (2) the highest fair market value per share at any time during the 60 days before and 60 days after a change in control.

      The board of directors may amend, alter, suspend, discontinue, or terminate the 2003 incentive compensation plan or the committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Unless terminated earlier by the board of directors, the 2003 incentive compensation plan will terminate at such time as no shares of common stock remain available for issuance under the plan and the company has no further rights or obligations with respect to outstanding awards under the plan.

      Each of our non-employee directors is required to receive 50% of his or her annual retainer fee in shares of our common stock. The non-executive Chairman of the Board also receives 50% of his fee in shares of our common stock. Each of our non-employee directors receives an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Our non-employee directors also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of stockholders. All of the stock paid as fees to our directors, and each of the options granted to our directors, is granted under our 2003 incentive compensation plan.

Equity Compensation Plan Information

      The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our 2003 incentive compensation plan as of February 15, 2004.

	(a) Number of		(c) Number of Securities
	Securities to be	(b) Weighted	Remaining Available for
	Issued Upon	Average Exercise	Future Issuance Under
	Exercise of	Price of	Equity Compensation
	Outstanding	Outstanding	Plans (Excluding
	Options, Warrants,	Options, Warrants,	Securities Reflected in
Plan Category	and Rights	and Rights	Column (a))

Equity Compensation Plans Approved by Stockholders	1,356,174	$8.93	435,170
Equity Compensation Plans Not Approved by Stockholders	0	$0	0

Total	1,356,174	$8.93	435,170

2003 Employee Stock Purchase Plan

      Our 2003 employee stock purchase plan is designed to encourage stock ownership in our company by our employees, thereby enhancing employee interest in our continued success. The plan was adopted by our board of directors on August 26, 2003, and approved by our stockholder on August 26, 2003. The plan became effective upon our spin-off from TFS. A total of 200,000 shares of our common stock was initially reserved for issuance under the plan. Under the plan’s terms, the board of directors has appointed the Compensation Committee to administer the plan. The plan gives broad powers to the committee to administer and interpret the plan.

      The plan permits employees to purchase our common stock at a favorable price and possibly with favorable tax consequences to the participants. All employees of our company and of those subsidiaries designated by the board are eligible to participate in any of the purchase periods of the plan after completing six months of continuous employment. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of our company will not be granted an option under the plan.

      The plan is implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, began September 16, 2003 and will end on December 31, 2004. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 24-month offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

      Eligible employees may elect to participate in the plan on January 1 or July 1 of each year. Subject to certain limitations determined in accordance with calculations set forth in the plan, a participating employee is granted the right to purchase shares of common stock on the last business day on or before each January 1 and July 1 during which the employee is a participant in the plan. Upon enrollment in the plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 10% of the participant’s compensation on each payroll date. Unless the participant withdraws from the plan, the participant’s option for the purchase of shares will be exercised automatically on each exercise date, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated plan contributions then credited to the participant’s account under the plan. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the greater of the market price on the first day of the offering period or the market price of the common stock on the entry date.

      As required by tax law, no participant may receive an option under the plan for shares that have a fair market value in excess of $25,000 for any calendar year, determined at the time the option is granted. Any funds not used to purchase shares will remain credited to the participant’s bookkeeping account and applied to the purchase of shares of common stock in the next succeeding purchase period. No interest is paid on funds withheld, and those funds are used by our company for general operating purposes.

      No plan contributions or options granted under the plan are assignable or transferable, other than by will or by the laws of descent and distribution or as provided under the plan. During the lifetime of a participant, an option is exercisable only by that participant. The expiration date of the plan will be determined by the board and may be made any time following the close of any six-month exercise period, but may not be longer than 10 years from the date of the grant. If our company dissolves or liquidates, the offering period will terminate immediately prior to the consummation of that action, unless otherwise provided by the board. In the event of a merger or a sale of all or substantially all of our company’s assets, each option under the plan will be assumed or an equivalent option substituted by the successor corporation, unless the board, in its sole discretion, accelerates the date on which the options may be exercised. The unexercised portion of any option granted to an employee under the plan will be automatically terminated immediately upon the termination for any reason, including retirement or death, of the employee’s employment.

      The plan provides for adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options, and the exercise price of outstanding options in the event of any increase or decrease in the number of issued and outstanding shares as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, or stock dividends.

      The board or the committee may amend, suspend, or terminate the plan at any time, provided that such amendment may not adversely affect the rights of the holder of an option and the plan may not be amended if such amendment would in any way cause rights issued under the plan to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Internal Revenue Code, or would cause the plan to fail to comply with Rule 16b-3 under the Exchange Act.

      Our company’s stockholders will not have any preemptive rights to purchase or subscribe for the shares reserved for issuance under the plan. If any option granted under the plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the plan.

401(k) Profit Sharing Plan

      On August 26, 2003, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law ($13,000 in 2004 for people under the age of 50) and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.

Indemnification Under our Certificate of Incorporation and Bylaws and Indemnification Agreements

      The certificate of incorporation of our company provides that no director will be personally liable to our company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the “Delaware GCL”). The effect of this provision in our certificate of incorporation is to eliminate the rights of our company and its stockholders, either directly or through stockholders’ derivative suits brought on behalf of our company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. We also have adopted provisions in our bylaws that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. In addition, we have entered into indemnity agreements with our directors and executive officers confirming the provisions of our certificate of incorporation and bylaws. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of our common stock on February 15, 2004 by the following:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to own more than 5% of our common stock.

      Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Brillian Corporation, 1600 North Desert Drive, Tempe, Arizona 85281.

      The percentages shown are calculated based on 5,380,900 shares of common stock outstanding on February 15, 2004. The numbers and percentages shown include the shares of common stock actually owned as of February 15, 2004 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of February 15, 2004 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

	Number of Shares	Percent Beneficially Owned
	Beneficially
Name of Beneficial Owner	Owned	Before Offering	After Offering

Directors and Executive Officers:
Jack L. Saltich(1)	131,804	2.4%		%
Vincent F. Sollitto, Jr.(2)	5,297	*	*
David P. Chavoustie(3)	12,227	*	*
David N.K. Wang(4)	9,130	*	*
John S. Hodgson(5)	9,130	*	*
Robert L. Melcher(6)	40,606	*	*
Wayne A. Pratt(7)	2,606	*	*
All directors and executive officers as a group (seven persons)	210,850	3.8%		%
5% Stockholders:
OppenheimerFunds, Inc.(8)	1,038,225	19.3%		%
Dimensional Fund Advisors Inc.(9)	335,522	6.2%		%
Federated Investors, Inc.(10)	787,900	14.6%		%

*	Less than one percent.

(1)	Includes 127,918 shares issuable upon exercise of vested stock options, but does not include 60,836 shares issuable upon exercise of unvested stock options. Also includes 3,886 shares of common stock held by Jack L. Saltich and Pamela C. Saltich, Trustee of Saltich Trust U/ A dated 12/17/91.

(2)	Does not include 250,000 shares issuable upon exercise of unvested stock options.

(3)	Includes 11,021 shares issuable upon exercise of vested stock options, but does not include 6,292 shares issuable upon exercise of unvested stock options.

(4)	Includes 8,750 shares issuable upon exercise of vested stock options, but does not include 6,250 shares issuable upon exercise of unvested stock options.

(5)	Includes 8,750 shares issuable upon exercise of vested stock options, but does not include 6,250 shares issuable upon exercise of unvested stock options.

(6)	Includes 34,784 shares issuable upon exercise of vested stock options, but does not include 23,748 shares issuable upon exercise of unvested stock options.

(7)	Does not include 50,000 shares issuable upon exercise of unvested stock options.

(8)	The information is as reported on Schedule 13G as filed February 13, 2004. The address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10018. The address of Oppenheimer Global Opportunities Fund is 6803 S. Tucson Way, Centennial, Colorado 80112. OppenheimerFunds, Inc. has shared dispositive power with respect to all such shares and Oppenheimer Global Opportunities Fund has sole voting and shared dispositive power with respect to 1,034,875 of such shares.

(9)	The information is as reported on Schedule 13G as filed February 6, 2004. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional Fund Advisors Inc. has sole voting and dispositive power with respect to all such shares.

(10)	The address of Federated Investors, Inc. is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. Federated Investors, Inc. has sole voting and dispositive power with respect to all such shares.

RELATIONSHIP WITH TFS

      The spin-off, and the transactions undertaken in connection with the spin-off, were effected according to a Master Separation and Distribution Agreement between us and TFS. In addition, we entered into ancillary agreements contemplated by the Master Separation and Distribution Agreement and other agreements that govern various ongoing relationships between us and TFS.

      There is set forth below a summary description of the Master Separation and Distribution Agreement and some of the ancillary agreements. This description, which summarizes the material terms of those agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements. Some of these agreements, including the Master Separation and Distribution Agreement, Transition Services Agreement, Tax Sharing Agreement, Intellectual Property Agreement, and Real Property Sublease Agreement, have been filed with the Securities and Exchange Commission as exhibits to the Form S-1 registration statement of which this prospectus is a part.

Master Separation and Distribution Agreement

      The Master Separation and Distribution Agreement provided for, among other things, the principal corporate transactions required to effect the separation of our business from the remaining TFS businesses, the spin-off, and other agreements governing the relationship between us and TFS after the spin-off.

      Under the Master Separation and Distribution Agreement, TFS transferred to us substantially all of the assets, and we assumed substantially all of the corresponding liabilities, of TFS’ microdisplay business. The assets of TFS’ microdisplay business were transferred to us, and limited representations and warranties were made by TFS regarding those assets. We believe the assets transferred to us enable us to conduct our business in the same manner that the microdisplay business was conducted as a division of TFS.

      Subject to certain exceptions, the Master Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of TFS’ retained businesses with TFS. Specifically, we have agreed to assume liability for, and to indemnify TFS against, any and all liabilities associated with our business. These liabilities include any litigation, proceedings, or claims relating to the products, services, and operations of our business whether or not the underlying basis for such litigation, proceeding, or claim arose prior to or arises after the date of the transfer of the microdisplay business by TFS to us. TFS has agreed to indemnify us against any and all liabilities associated with TFS’ retained businesses.

      The Master Separation and Distribution Agreement provides for the allocation of benefits between us and TFS under existing insurance policies after the date of the spin-off for claims made or occurrences prior to the date of the spin-off and sets forth procedures for the administration of insured claims. In addition, the Master Separation and Distribution Agreement provides that TFS will use its reasonable efforts to maintain directors’ and officers’ insurance at substantially the level of TFS’ then current directors’ and officers’ insurance policy for a period of three years with respect to the directors and officers of TFS who became directors and officers of our company as of the date of the spin-off for acts relating to periods prior to the date of the spin-off.

      The Master Separation and Distribution Agreement also provides that we and TFS are granted access to certain records and information in the possession of the other. This requires the retention by TFS and us of the information in its possession relating to the other. Further, the party in possession of the information must use commercially reasonable efforts to notify the other party of its intention to dispose of such information, other than as permitted by that party’s record retention policy.

      The Master Separation and Distribution Agreement also provides that, for a period of five years after the spin-off, neither we nor TFS can engage in the business of the other. Further, the Master Separation and Distribution Agreement addresses the treatment of employee benefit matters and other compensation arrangements for our employees and their beneficiaries and dependents. The Master Separation and Distribution Agreement also provides that the account balances, including outstanding loans, of all our employees participating in TFS’ 401(k) plan be transferred to our new 401(k) plan and assets held in trust related to such account balances be transferred to new trusts established by us. The Master Separation and Distribution Agreement also generally provides that we assume all liabilities for benefits under any welfare plans related to our employees, other than specified claims incurred on or before the spin-off. Moreover, the Master Separation and Distribution Agreement provides that, effective as of the spin-off, we became responsible for all other liabilities to our employees. The Master Separation and Distribution Agreement also provided that we issue stock options in substitution of outstanding options to purchase TFS common stock, as described below.

      The Master Separation and Distribution Agreement contains provisions that govern the resolution of disputes, controversies, or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies, and claims by escalation of the matter to senior management or other mutually agreed representatives of the parties. Any disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, either party may then commence litigation. These procedures are intended to produce an expeditious resolution of any such dispute, controversy, or claim.

Stock Options

      Prior to the spin-off, certain of our current employees, as employees of TFS, were granted options to purchase TFS stock under TFS’ stock-based compensation plans. In connection with the spin-off, each outstanding TFS option granted prior to the spin-off was converted into both an adjusted TFS option and a substitute Brillian option. The treatment of such TFS options and the substitute Brillian options was identical for those employees who remained employees of TFS immediately after the spin-off and for those employees who became employees of Brillian in connection with the spin-off. These TFS options were converted in a manner that preserved the aggregate exercise price of each option, which was allocated between the adjusted TFS option and the substitute Brillian option, and each preserved the ratio of the exercise price to the fair market value of the stock subject to the option. For employees who remained employees of TFS after the spin-off, employment with TFS will be taken into account in determining when each substitute Brillian option becomes exercisable and when it terminates, and in all other respects the terms of the substitute option is substantially the same as the original TFS option. Under this arrangement, we issued options to purchase 750,275 shares of Brillian common stock. Of these options, 600,410 were issued to employees who remained employees of TFS after the spin-off. Options granted under TFS’ plans generally vest over a four-year period and are exercisable for a term of 10 years.

Tax Sharing Agreement

General Taxes

      Under the Tax Sharing Agreement, we have agreed to indemnify TFS against any taxes, other than Separation Taxes, that are attributable to us since our formation, even while we were a member of TFS’ federal consolidated tax group. TFS has agreed to indemnify us against any taxes, other than Separation Taxes, that are attributable to the businesses retained by TFS. The Tax Sharing Agreement sets forth rules for determining taxes attributable to us and taxes attributable to the businesses retained by TFS.

Separation Taxes

      The Tax Sharing Agreement sets forth the rights and obligations of TFS and our company with respect to taxes imposed on the respective businesses both before and after the spin-off and with respect to Separation Taxes. For purposes of the Tax Sharing Agreement, “Separation Taxes” include taxes and other liabilities imposed on TFS or Brillian as a result of a determination that (1) the contribution of the microdisplay business assets to us failed to qualify for tax-free treatment; (2) the spin-off failed to qualify as a tax-free spin-off under Section 355 of the Code; or (3) TFS, under special rules, was subject to tax as a result of the spin-off even though the spin-off generally qualified for tax-free treatment under Section 355 of the Code.

      Under the Tax Sharing Agreement, we, in general, will be liable for any Separation Taxes imposed by reason of any of the following:

•	any inaccuracy or breach of specified representations, warranties, or covenants in the IRS ruling and the material submitted to the IRS in connection with that ruling, in each case describing the Brillian group (generally, our affiliates and us) or the Brillian business;

•	any action, or omission to take any action, by any member of the Brillian group that results in a Separation Tax to TFS that TFS would not otherwise be liable for; or

•	any acquisition or other transaction involving the capital stock of Brillian, other than the distribution of our capital stock in the spin-off.

      Under the Tax Sharing Agreement, TFS, in general, will be liable for any Separation Taxes imposed by reason of any of the following:

•	any inaccuracy or breach of specified representations, warranties, or covenants in the IRS ruling and the materials submitted to the IRS in connection with that ruling, in each case describing the TFS group (generally, TFS and its affiliates) or the businesses retained by TFS;

•	any action, or omission to take any action, by any member of the TFS group that results in a Separation Tax to Brillian that Brillian would not otherwise be liable for; or

•	any acquisition or other transaction involving the capital stock of TFS, other than the distribution of our capital stock in the spin-off.

      Under the Tax Sharing Agreement, TFS will be responsible for all Separation Taxes not specifically allocated to us.

      We have agreed not to take any action that would cause the spin-off not to qualify under Section 355 of the Code. For example, we have agreed not to take certain actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the spin-off could be deemed to be a taxable distribution to TFS. This would subject TFS to a substantial tax liability. We have agreed to indemnify TFS and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by TFS or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify TFS for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Administrative Matters

      The Tax Sharing Agreement also sets forth the obligations of TFS and our company with respect to the filing of tax returns, the administration of tax contests, and other matters.

Transition Services Agreement

      We and TFS entered into a Transition Services Agreement under which TFS provides to us certain administrative services that may be necessary to our business. The most significant services that TFS provides to us relate to document control and legal matters administration. TFS charges us mutually agreed upon hourly rates for these services. This agreement expires on August 31, 2004 unless the parties mutually agree upon a renewal or unless earlier terminated by mutual consent of the parties.

Intellectual Property Agreement

      We and TFS entered into an Intellectual Property Agreement under which we granted to TFS a nonexclusive, royalty-free, worldwide, perpetual, fully paid up license in and to all intellectual property that was assigned to us and that is used in all fields other than in the field of microdisplays. This intellectual property includes all patents, copyrights, trademarks, tradenames, trade dress, trade secrets, know how, and show how whether or not legal protection has been sought or obtained. In addition, the license granted to TFS is non-assignable and non-licensable to third parties except that TFS may sublicense its rights to the intellectual property to any party or entity in which TFS owns at least a 50% equity interest.

Real Property Sublease Agreement

      We and TFS entered into a Real Property Sublease Agreement under which we lease office and manufacturing space in the TFS headquarters building. The initial term of the sublease expires August 31, 2005, with automatic one-year renewal terms thereafter unless either party elects to terminate the sublease upon notice delivered at least six months prior to the expiration of the then applicable sublease term. The agreement also sets forth certain circumstances under which all or a portion of the sublease may be terminated without penalty. We lease approximately 42,500 square feet of the building from TFS and share certain common areas in the building with TFS. Our fixed monthly rent payable to TFS is approximately $40,000. This amount includes all normal and customary services in connection with the operation and maintenance of the building. This amount does not, however, include water or electrical utilities, which we pay separately based on our use of those items. The sublease also requires that TFS provide us with facilities-related information technology management services, for which we pay a minimum monthly fee of approximately $38,000. The sublease is not assignable by us without the prior written consent of TFS, which consent may be withheld by TFS in its sole discretion.

Ownership of TFS Common Stock

      Certain of our directors and officers have a substantial amount of their personal financial portfolios in TFS common stock and options to purchase TFS common stock. Ownership of TFS common stock by our directors and officers could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for TFS and us. Specifically, these directors and officers might take action in their own self interest that might not be the best possible action from our perspective.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the Form S-1 registration statement of which this prospectus is a part.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Our board of directors has designated one series of preferred stock. See “Description of Capital Stock - Stockholder Rights Plan.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent’s address is 101 Barclay Street, Suite 11E, New York, New York 10286 and its telephone number is (800) 524-4458.

Anti-Takeover Effects

General

      Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

      There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the Form S-1 registration statement of which this prospectus is a part, as well as the Delaware General Corporation Law.

Number of Directors; Removal; Filling Vacancies

      Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action

      Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

      The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the whole board, our chairman, or our chief executive officer believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

      To be timely, notice of nominations or other business to be brought before any meeting must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of

(1) the close of business on the date 90 days prior to the date of the annual meeting, or

(2)	the close of business on the tenth day following the date that the meeting date is first publicly announced or disclosed.

      Any stockholder that gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why the stockholder favors the proposal, the stockholder’s name and address, the number and class of all shares of each class of our stock owned, any material interest the stockholder may have in the proposal, other than as a stockholder of our company, and, in the case of any person that holds stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

      The notice of any nomination for election as a director must set forth all of the following information:

•	the name of the nominee;

•	the number and class of all shares of each class of our stock beneficially owned by the nominee;

•	the information regarding the nominee required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC;

•	the signed consent of each nominee to serve as a director if elected;

•	the nominating stockholder’s name and address;

•	the number and class of shares of our stock owned by such nominating stockholder; and

•	in the case of any person that holds our stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

Amendments to Bylaws

      Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendment of the Certificate of Incorporation

      Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. Our board of directors has designated the Series A Preferred Stock, which is described in the section entitled “Description of Capital Stock - Stockholder Rights Plan.”

      We believe that the ability to issue additional preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Our board of directors has the power, subject to applicable law, to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction.

Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law applies to our company. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless the following conditions have been satisfied:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 generally defines an “interested stockholder” to include the following:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

      Section 203 generally defines a “business combination” to include the following:

•	mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholders; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges, or other financial benefits.

      Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or stockholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our certificate of incorporation nor our bylaws exempt our company from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Stockholder Rights Plan

General

      Our board of directors has adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, one preferred share purchase right (a “Right”) is issued and attached to each outstanding share of common stock. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price of $40.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 2, 2003, as the same may be amended from time to time (the “Rights Agreement”), between our company and The Bank of New York, as rights agent (the “Rights Agent”).

      The following description of the Rights is only a summary and is qualified in its entirety by reference to the Rights Agreement, which has been filed as an exhibit to the Form S-1 registration statement of which this prospectus is a part.

The Rights; Certificates

      The Rights will initially trade with, and will be inseparable from, the common stock. Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions provided in the Rights Agreement, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “Rights Distribution Date”), the Rights will be evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. Among other exceptions, any stockholder owning 15% or more of our outstanding common stock as of September 17, 2003 is “grandfathered” (and thus not deemed to be an “Acquiring Person”) under the Rights Plan, and would be permitted to acquire up to 20% of our outstanding common stock before becoming an “Acquiring Person”, as provided (and subject to the conditions) in the Rights Agreement.

      The Rights Agreement provides that, until the Rights Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights, called Right Certificates, will be mailed to holders of record of common stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability; Exercise Price; Adjustments

      The Rights are not exercisable until the Rights Distribution Date. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

      Once exercisable, each Right entitles the registered holder to purchase from our company one one-thousandth of a share of Series A Preferred Stock, at the Purchase Price of $40.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

      The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (2) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into

Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the common stock occurring, in any such case, prior to the Rights Distribution Date.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock (or common stock) will be issued (other than fractions of Series A Preferred Stock that are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the common stock.

Series A Preferred Stock Provisions

      Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per whole share, or (2) an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of our company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per whole share, plus any accrued but unpaid dividends, and (b) an amount equal to 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the Series A Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Flip-In, Flip-Over Rights

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, which will thereupon become void, will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right. This is the so-called “flip-in” provision.

      In the event that, after a person or group has become an Acquiring Person, our company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions are required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom our company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. This is the so-called “flip-over” provision.

Exchange Provision

      At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous subsection or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption

      At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock, or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of any and all holders of Rights will be to receive the Redemption Price.

Amendment

      For as long as the Rights are outstanding and then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. This includes the ability to lower the ownership threshold that triggers the “flip-in” provision to as low as 10%. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Interpretation; Board Approvals

      Our board of directors has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to our board of directors or to our company, or as are advisable in the administration of the Rights Plan, including the power to (1) interpret the provisions of the Rights Plan, and (2) make all determinations appropriate for the administration of the Rights Plan, including a determination to redeem or not redeem the Rights, to exchange the Rights, or to amend the Rights Plan. All such interpretations and determinations in good faith are final and binding on the parties, including the Rights holders, and do not subject the board of directors or the directors to any liability to the holders of Rights.

Expiration

      The Rights will expire on September 2, 2013, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as provided in the Rights Agreement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation on Liability of Directors

      Our certificate of incorporation eliminates the personal liability of our directors to our company and its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law as currently in effect or as it may be amended after the date of this prospectus. Our certificate of incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action. In addition, our certificate of incorporation provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing under the certificate of incorporation with respect to acts or omissions occurring prior to such repeal or amendment. We have also entered into indemnification agreements with our directors and officers reflecting Delaware law.

      Under Delaware law as in effect on the date of this prospectus, our directors remain liable for the following:

•	any breach of their duty of loyalty to our company and its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any transaction from which a director derives an improper personal benefit; and

•	any unlawful distributions, under a provision of the Delaware General Corporation Law that makes directors personally liable and that expressly sets forth a negligence standard with respect to such liability.

      The provisions that eliminate liability as described above will apply to our officers if they are also directors of our company and are acting in their capacity as directors and will not apply to our officers who are not directors or who are not acting in their capacity as directors.

Indemnification

      The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require us to indemnify the directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

      The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third-party action, if the director

•	conducted himself or herself in good faith,

•	reasonably believed that

-	in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or

-	in all other cases, his or her conduct was at least not opposed to the corporation’s best interest, and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware General Corporation Law limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

Indemnification for Securities Act Liabilities

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

UNDERWRITING

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the common stock offered is subject to certain conditions. The underwriters are obligated to take and pay for all shares of the common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Number of
Underwriter	Shares

Friedman, Billings, Ramsey & Co., Inc.

Total

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to                      additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus on a pro rata basis.

      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      The underwriters propose to offer the common stock offered directly to the public at $           per share and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to certain dealers.

      We expect to incur expenses, excluding underwriting fees, of approximately $          in connection with this offering, including road show and other costs. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for a portion of its other out-of-pocket expenses in connection with this offering.

      Our common stock is traded on the Nasdaq National Market under the symbol “BRLC.”

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      Our executive officers and directors have agreed with the underwriters not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (or to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of any such securities, even if such securities would be disposed of by someone other than one of our executive officers and directors), for a period continuing until the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.

      In addition, we have agreed, for a period continuing until the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing, or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering, any shares issued by us upon the exercise of outstanding options or warrants or pursuant to any of our stock plans, or any shares issued by us as consideration for the acquisition of another business or entity.

LEGAL MATTERS

      The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Members of Greenberg Traurig, LLP own a total of approximately 10,000 shares of our common stock.

EXPERTS

      The financial statements of Brillian Corporation as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

      Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

BRILLIAN CORPORATION

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Brillian Corporation

Phoenix, Arizona

      We have audited the accompanying balance sheets of Brillian Corporation as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed as Schedule II — Valuation and Qualifying Accounts in the Index. These financial statements and the financial statement schedule are the responsibility of Brillian Corporation’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brillian Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      Through September 14, 2003, the accompanying financial statements were prepared from the separate records maintained for the microdisplay business of Three-Five Systems, Inc. and may not necessarily be indicative of the results of operations if the microdisplay business had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Three-Five Systems, Inc. As discussed in note 1 to the financial statements, on September 15, 2003, Brillian Corporation was spun-off from Three-Five Systems, Inc. and began operating as a separate company.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

March 2, 2004.

BRILLIAN CORPORATION

BALANCE SHEETS

(in thousands, except share data)

	December 31,

	2003	2002

ASSETS
Current Assets:
Cash and cash equivalents	$2,417	$—
Short-term investments	12,000	—
Accounts receivable, net of allowance for doubtful accounts of $30 and $16	447	348
Inventories	2,735	2,584
Other current assets	828	427

Total current assets	18,427	3,359
Property and equipment, net	6,267	8,218
Intangibles, net	8,768	9,627
Other investments	6,331	6,331

	$39,793	$27,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$457	$516
Accrued compensation	84	573
Accrued liabilities	676	192
Deferred revenue	21	335

Total current liabilities	1,238	1,616

Commitments and contingencies (Note 6)
Stockholders’ Equity:
Three-Five Systems, Inc. net investment	—	25,919
Preferred stock, $.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; 60,000,000 shares authorized; 5,357,047 shares issued and outstanding	5	—
Additional paid-in capital	45,708	—
Deferred compensation	(1,265)	—
Accumulated deficit	(5,893)	—

Total stockholders’ equity	38,555	25,919

	$39,793	$27,535

The accompanying notes are an integral part of these financial statements.

BRILLIAN CORPORATION

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,

	2003	2002	2001

Net product sales	$1,629	$772	$1,829
Design and engineering services	565	667	107

Total net sales	2,194	1,439	1,936
Costs and expenses:
Cost of sales — products	9,311	12,245	12,202
Cost of sales — design and engineering services	518	624	78
Selling, general, and administrative	4,890	3,333	2,760
Research and development	7,367	8,430	5,339

Total costs and expenses	22,086	24,632	20,379

Operating loss	(19,892)	(23,193)	(18,443)

Other income (expense):
Interest income	57	—	—
Loss on investment in start-up company	—	—	(3,820)

	57	—	(3,820)

Loss before income taxes	(19,835)	(23,193)	(22,263)
Benefit from income taxes	1,091	—	—

Net loss	$(18,744)	$(23,193)	$(22,263)

Loss per common share:
Basic and diluted	$(3.51)	$(4.35)	$(4.18)

Weighted average number of common shares:
Basic and diluted	5,337	5,329	5,329

The accompanying notes are an integral part of these financial statements.

BRILLIAN CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002, and 2001
(in thousands, except share data)

	Common Stock
			Additional				Total
	Shares		Paid-in	Deferred	Accumulated	TFS Net	Stockholders’
	Issued	Amount	Capital	Compensation	Deficit	Investment	Equity

Balance, January 1, 2001	—	$—	$—	$—	$—	$13,066	$13,066
Net loss	—	—	—	—	—	(22,263)	(22,263)
Net transfers from TFS	—	—	—	—	—	24,411	24,411

Balance, December 31, 2001	—	—	—	—	—	15,214	15,214
Net loss	—	—	—	—	—	(23,193)	(23,193)
Net transfers from TFS	—	—	—	—	—	33,898	33,898

Balance, December 31, 2002	—	—	—	—	—	25,919	25,919
Net loss prior to spin-off	—	—	—	—	—	(12,851)	(12,851)
Net transfers from TFS	—	—	—	—	—	10,226	10,226
Initial capitalization at spin-off	5,329,300	5	44,142	—	—	(23,294)	20,853
Stock options exercised and restricted stock grants	27,747	—	34	—	—	—	34
Deferred compensation on employee equity awards	—	—	1,532	(1,532)	—	—	—
Amortization of deferred compensation	—	—	—	267	—	—	267
Net loss after spin-off	—	—	—	—	(5,893)	—	(5,893)

Balance, December 31, 2003	5,357,047	$5	$45,708	$(1,265)	$(5,893)	$—	$38,555

The accompanying notes are an integral part of these financial statements.

BRILLIAN CORPORATION

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,

	2003	2002	2001

Cash Flows from Operating Activities:
Net loss	$(18,744)	$(23,193)	$(22,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,573	3,430	1,876
Stock compensation	284	—	—
Deferred revenue	(314)	335	—
Provision for doubtful accounts	14	12	19
Loss on investment in start-up company	—	—	3,820
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(113)	(195)	226
(Increase) decrease in inventories	(151)	1,724	(2,846)
Increase in other current assets	(401)	(337)	(5)
Increase (decrease) in accounts payable and accrued liabilities	(64)	(1,878)	1,475

Net cash used in operating activities	(15,916)	(20,102)	(17,698)

Cash Flows from Investing Activities:
Purchase of property and equipment	(292)	(3,733)	(3,823)
Proceeds from sales of assets	—	123	174
Purchase of intangibles	(471)	(5,105)	(1,814)
Purchase of short-term investments	(12,000)	—	—
Other investments	—	(5,081)	(1,250)

Net cash used in investing activities	(12,763)	(13,796)	(6,713)

Cash Flows from Financing Activities:
Net transfers from Three-Five Systems, Inc.	10,226	33,898	24,411
Cash received in spin-off	20,853	—	—
Stock options exercised	17	—	—

Net cash provided by financing activities	31,096	33,898	24,411

Net Increase in Cash and Cash Equivalents	2,417	—	—
Cash and Cash Equivalents, beginning of year	—	—	—

Cash and Cash Equivalents, end of year	$2,417	$—	$—

      The accompanying notes are an integral part of these financial statements.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003, 2002, and 2001

(1)     Organization and Operations:

      We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoS®, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including consumer electronics retailers, consumer retail stores, personal computer manufacturers, and high-end audio/video manufacturers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

      Historically, we operated as a division of Three-Five Systems, Inc. (“TFS”). On March 17, 2003, TFS announced that its board of directors had approved a decision to incorporate us as a wholly owned subsidiary of TFS, to transfer our business and assets into this subsidiary, and to distribute the common stock of this subsidiary to its stockholders in a spin-off. We were formed in May 2003 in anticipation of this spin-off. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.

      On September 1, 2003, we and TFS entered into a Master Separation and Distribution Agreement under which TFS transferred to us substantially all of the assets of, and we assumed substantially all of the corresponding liabilities of, TFS’ microdisplay business. On September 15, 2003, TFS distributed all outstanding shares of Brillian common stock owned by TFS to TFS stockholders as a dividend (the “spin-off”). Each TFS stockholder of record as of September 4, 2003 received one share of our stock for every four shares of TFS common stock they owned. In addition, we entered into ancillary agreements that govern various ongoing relationships between us and TFS. In connection with the spin-off, TFS received a ruling from the Internal Revenue Service (the “IRS”) that the spin-off would be tax free. In connection with the spin-off, TFS provided initial cash funding in the amount of $20.9 million, net of $1.1 million of spin-off related costs incurred prior to the spin-off. We incurred spin-off related costs totaling approximately $1.5 million in the year ended December 31, 2003, which are included in selling, general, and administrative expense.

      We have incurred recurring operating losses and negative cash flows since our inception as a division of TFS. Our net loss was $18.7 million, $23.2 million, and $22.3 million in 2003, 2002, and 2001, respectively. Net cash used in operating activities was $15.9 million, $20.1 million, and $17.7 million in 2003, 2002, and 2001, respectively. At December 31, 2003, we had $17.2 million of working capital, including cash, cash equivalents, and short-term investments of $14.4 million.

      A key element of our business involves the ongoing commercialization of our LCoS microdisplay technology. LCoS microdisplays are an emerging technology with target markets that could be slow to develop or could utilize competing technologies. We are currently focusing a majority of our resources on penetrating the premium segment of the HDTV market. HDTV has only recently become available to consumers, and widespread market acceptance is uncertain.

      The successful introduction of an HDTV product to market and securing volume orders from consumer electronics retailers for HTDVs represent a key ingredient in our success. If we achieve significant sales volume of our HDTVs, we will need to raise additional funds in order to finance the working capital associated with increasing revenues. Consequently, we are planning an equity offering, the proceeds of which will be used primarily for the working capital needed to fund the growth of our HDTV business.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

      If we are unable to achieve sufficient revenue from our HDTV sales, then it will be necessary for us to reduce substantially our operating losses through increased sales of other microdisplay products or by reducing or delaying expenditures. If necessary, we can reduce overhead and administrative expenditures, postpone or defer research and development projects, or take other actions to continue our operations beyond 2004.

(2)     Summary of Significant Accounting Policies:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate estimates and judgments, including those related to revenue, bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. Estimates are based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Basis of Presentation

      The accompanying financial statements include those assets, liabilities, revenues, and expenses directly attributable to our operations, and for periods prior to the spin-off, allocations of certain TFS corporate expenses to us. These amounts were allocated to us on the basis that was considered by us and TFS to reflect most fairly or reasonably the utilization of the services provided to, or the benefits received by, us. We believe the methods used to allocate these amounts are reasonable.

      The financial information for periods prior to the spin-off is not necessarily indicative of what the financial position, results of operations, and cash flows would have been had we operated as a stand-alone entity during those periods.

Cash and Cash Equivalents

      For purposes of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

      For periods prior to the spin-off, cash receipts associated with our business were transferred to TFS and TFS funded our disbursements. Accordingly, during those periods, no cash or cash equivalents were assigned to us because only the funding required to create a non-negative cash balance was contributed by TFS.

Short-Term Investments

      Short-term investments have original maturities greater than three months and remaining maturities of less than one year. All short-term investments are classified as available for sale and presented at market value using the specific identification method based on quoted market prices. Unrealized gains and losses are reflected in other comprehensive income. Realized gains and losses are included in results of

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

operations. There were no gains or losses in 2003, 2002, or 2001. Short-term investments consisted of the following (in thousands):

	December 31,

	2003	2002

Short-term bond fund	$12,000	$—

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or net realizable value and consisted of the following (in thousands):

	December 31,

	2003	2002

Raw materials	$2,473	$2,512
Work-in-process	51	46
Finished goods	211	26

	$2,735	$2,584

      We write down inventories for obsolete inventory based upon assumptions about future demand and market conditions. In addition, at December 31, 2003, net inventories were in excess of our current requirements based on recent sales levels. We believe all inventories will be utilized over the near term and we believe that no additional loss will be incurred. If actual market conditions are less favorable than those projected, then additional inventory write-downs may be required.

Property and Equipment

      Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the respective assets. Lives for the major asset categories are as follows:

Lives

Leasehold improvements	Lesser of lease term or useful life
Equipment	3 - 5 years
Furniture	5 - 10 years

      Major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not extend the useful lives of the assets are charged to operations as incurred. Depreciation expense totaled $2.3 million, $1.7 million, and $1.1 million for the years ended December 31, 2003, 2002, and 2001, respectively. Property and equipment consisted of the following (in thousands):

	December 31,

	2003	2002

Leasehold improvements	$971	$930
Equipment	13,495	14,326
Furniture	62	78

Total property and equipment	14,528	15,334
Less accumulated depreciation	(8,261)	(7,116)

Net property and equipment	$6,267	$8,218

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

      During the year ended December 31, 2003, and prior to the spin-off, assets having an original acquisition value of $320,000 and accumulated depreciation of $177,000 were transferred to us from TFS, while assets having an original acquisition value of $1.1 million and accumulated depreciation of $760,000 were transferred from us to TFS. During the years ended December 31, 2002 and 2001, assets having an original acquisition value of $3.3 million and $151,000, respectively, and accumulated depreciation of $2.9 million and $151,000, respectively, were transferred to us from TFS. In addition, we disposed of equipment having an original acquisition value of $536,000 and accumulated depreciation of $515,000 during the year ended December 31, 2003.

Other Investments

      At December 31, 2003 and 2002, other investments consisted of investments, at cost, in two start-up companies: ColorLink, Inc. for $5.1 million and Silicon Bandwidth, Inc. for $1.25 million. Our policy is to evaluate the carrying amount of these investments in light of current conditions. Given the early stage of these companies, it is reasonably possible that our estimate that we will recover the carrying amount of these investments could change in the future.

      In 2001, we invested $1.25 million in Series B Preferred Stock of Silicon Bandwidth, Inc., which is convertible at any time into common stock of Silicon Bandwidth at a conversion price of $2.29 per share. This investment represents approximately 2.7% of the outstanding voting shares of Silicon Bandwidth. Our investment does not entitle us to any representation on Silicon Bandwidth’s board of directors. Since making the investment, we have worked closely with Silicon Bandwidth to design unique, cost-effective, reconfigurable packaging platforms for LCoS microdisplays. Our investment in Silicon Bandwidth is accounted for under the cost method as our ownership is less than 20% and we do not exert significant influence.

      In 2002, we invested $5.0 million in Series B Preferred Stock of ColorLink, Inc., which is convertible at our election at any time into common stock of ColorLink at a conversion price of $10 per share. This investment represents approximately 16.6% of the outstanding voting shares of ColorLink. In connection with our investment, one of our executive officers was elected as one of the seven members of ColorLink’s board of directors. ColorLink develops and manufactures color management technologies for liquid crystal on silicon microdisplays. ColorLink’s products consist of color management components and system architectures that are critical for digital projection systems that use high-resolution microdisplays. Those projection systems include color monitors, high-definition televisions, and multi-media projectors. This investment furthers our efforts to accelerate as much as possible the establishment of the necessary infrastructure for LCoS microdisplays. Our investment in ColorLink is accounted for under the cost method, as our ownership is less than 20% and we do not exert significant influence. An additional $81,000 was recorded as investment in ColorLink during the third quarter of 2002 for legal and due diligence expenses.

      In 1998, we entered into a strategic relationship with Inviso, Inc., a privately held company with numerous patents and proprietary technology related to microdisplay development. We acquired a minority equity interest in Inviso for approximately $3.3 million. In March 2000, we acquired an additional interest in Inviso for $500,000, raising our total equity interest to $3.8 million. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired, as that term is defined under generally accepted accounting principles. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. In the second quarter of 2002, we purchased all of the intellectual property of Inviso for $780,000, which is included as a component of intangibles.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

     Intangibles

      Intangibles consist of mask works, patents, licenses, and other intangible assets acquired from third parties. Intangibles are recorded at cost and amortized using the straight-line method over the estimated useful lives of the respective assets, which range from two to five years. Our policy is to commence amortization of intangibles when their related benefits begin to be realized.

      In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We purchased certain equipment of Zight at a liquidator’s auction. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. During April 2002, we also purchased the intellectual property of Inviso, Inc. for $780,000 as discussed above. In each case, the intellectual property purchased consisted of patents and patents pending. Other amounts paid for intangible assets during 2003, 2002, and 2001 consisted primarily of purchased mask sets and patent costs. Intangible assets as of December 31, 2003 and 2002 consisted of the following (in thousands):

	Weighted
	Amortization
	Period in	Acquisition	Accumulated	Book
December 31, 2003	Years	Value	Amortization	Value

Amortized intangible assets:
Mask works	3.2	$5,839	$(2,206)	$3,633
Patents, patents pending, and other intangible assets	5.0	3,758	(198)	3,560
Licenses	5.0	2,954	(1,379)	1,575

		$12,551	$(3,783)	$8,768

	Weighted
	Amortization
	Period in	Acquisition	Accumulated	Book
December 31, 2002	Years	Value	Amortization	Value

Amortized intangible assets:
Mask works	2.6	$5,695	$(1,655)	$4,040
Patents, patents pending, and other intangible assets	5.0	3,431	(10)	3,421
Licenses	5.0	2,954	(788)	2,166

		$12,080	$(2,453)	$9,627

      Intangible asset amortization expense was $1.3 million, $1.7 million, and $749,000 for the years ended December 31, 2003, 2002, and 2001, respectively. This expense was recognized as cost of sales as it was primarily related to mask works on components, patents, and production licenses employed to build and sell microdisplays.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

      Estimated annual amortization expense through 2008 and thereafter related to intangible assets at December 31, 2003 is as follows (in thousands):

Fiscal Year

2004	$1,270
2005	2,520
2006	2,323
2007	1,905
2008	678
Thereafter	72

$8,768

     Evaluation of Long-Lived Assets with Definite Lives

      In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts of the asset may not be recoverable. We evaluate the recoverability of property and equipment and intangibles by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future cash flows expected to result from the use of the asset or group of assets and their eventual disposition. If the undiscounted cash flows are less than the carrying value of the asset or group of assets being evaluated, an impairment loss would be recorded. The loss would be measured as the difference between the fair value and carrying value of the asset or group of assets being evaluated. Assets to be disposed of would be reported at the lower of the carrying amount or the estimated fair value, less cost to sell. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets or the results of valuation techniques, such as the present value of expected future cash flows using a discount rate commensurate with the risks involved.

     Income Taxes

      Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

      We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized, a valuation allowance is established.

      Prior to the spin-off, our operations were included in TFS’ consolidated U.S. federal and state income tax returns and in the tax returns of TFS’ foreign subsidiaries. The provision for income taxes for periods prior to the spin-off has been determined as if we had filed separate tax returns for the periods presented.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

     Revenue Recognition

      We recognize revenue from product sales when persuasive evidence of a sale exists: that is, a product is shipped under an agreement with a customer; risk of loss and title have passed to the customer; the fee is fixed or determinable; and collection of the resulting receivable is reasonably assured. Sales allowances are estimated based upon historical experience of sales returns.

      We recognize revenue related to design and engineering services depending on the relevant contractual terms. Under fixed-price contracts that contain project milestones, revenue is recognized as milestones are met. Under contracts where revenue is recognized based on milestones, the fair value of milestones completed equals the fair value of work performed. Under a fixed price contract whereby we are paid based on the performance of tasks, we recognize revenue based on the estimated percentage of completion of the entire project as measured by the costs for man hours and materials incurred to date compared to the total estimated costs for man hours and materials. Any anticipated losses on fixed price contracts are recorded in the period they are determinable. Revenue related to design and engineering services is recognized based on these methods and is non-refundable.

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances could be required. The allowance for doubtful accounts balance was $30,000 and $16,000 at December 31, 2003 and 2002, respectively.

     Research and Development

      We perform internal research and development activities, as well as research and development activities contracted by our customers. Research and development costs are expensed as incurred and consist primarily of salaries, benefits, prototypes, experimentation, and facilities-related costs. Internal research and development costs are included as a component of research and development expenses. Research and development costs of customer-contracted design and engineering activities are included in cost of sales.

      At December 31, 2003 and 2002, we had deferred revenue of $21,000 and $335,000, respectively, related to customer-contracted design and engineering activities.

     Stock Compensation

      We measure stock-based compensation for options granted to our employees using the intrinsic value method pursuant to Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees”. However, pursuant to the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, we have computed, for pro forma disclosure purposes, the value of all options granted since the spin-off, using the Black-Scholes option pricing method with the following weighted assumptions: risk-free interest rates of 2.46%, expected dividend yields of zero; expected lives of five years; and expected volatility (a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period) of 74%. Had compensation cost for these stock options been determined consistent with SFAS

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

No. 123, our net loss and net loss per share for the year ended December 31, 2003 would have been as follows (in thousands except per share data):

Net loss:
As reported	$(18,744)
Total stock-based employee compensation expenses determined under fair value based method for all awards	(260)

Pro forma net loss	$(19,004)

Basic and Diluted net loss per share:
As reported	$(3.51)
Pro forma	$(3.56)

     Loss Per Share

      Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the year ended December 31, 2003. For the year ended December 31, 2003, the effect of approximately 1.4 million stock options was excluded from the calculation of diluted loss per share as their effect would have been antidilutive and decreased the loss per share.

      Per share information presented for the years ended December 31, 2002 and 2001, is calculated based on the number of shares issued in the spin-off. The calculation of loss per share for these periods assumes that the common shares were outstanding for the entire period.

     TFS Net Investment

      TFS net investment represented the cumulative investments in, distributions from, and losses generated by our operations. We began to report retained earnings in separate capital accounts as of the date of the spin-off.

     Reclassifications

      Certain amounts that were included as research and development expenses in the 2002 and 2001 statements of operations have been reclassified to cost of sales—products in order to be comparable with our reporting after the spin-off. These are costs related to personnel expense, facilities, depreciation, and amortization surrounding product and process engineering activities after a product or process has been released to manufacturing. When we were part of TFS, these costs were included in research and development expense. These costs are more appropriately included in cost of sales. Amounts reclassified from research and development expense to cost of sales—products totaled $6.2 million and $6.6 million for the years ended December 31, 2002 and 2001, respectively.

     Recently Issued Accounting Standards

      In July 2001, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” and applies to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003, and there was no impact on our financial position or results of operations.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Specifically, SFAS No. 148 prohibits companies from utilizing the prospective method of transition, the only method originally offered under SFAS No. 123, in fiscal years beginning after December 15, 2003. However, the statement permits two additional transition methods for companies that adopt the fair value method of accounting for stock-based compensation, which include the modified prospective and retroactive restatement methods. The modified prospective method recognizes stock-based employee compensation cost from the beginning of the fiscal year in which the provisions are first applied, as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Under the retroactive restatement method, all periods presented are restated to reflect stock-based employee compensation cost under the fair value method for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results using a prescribed specific tabular format and requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. We intend to continue to measure stock-based compensation for option grants using the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees.” We have adopted the new disclosure requirements and are currently evaluating the impact if we were to adopt the fair value method of accounting for stock-based employee compensation under each of the two additional transitional methods discussed above.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation addresses the disclosures to be made by a guarantor in its financial statements and its obligations under guarantees. The Interpretation also clarifies the requirements related to the recognition of a liability by the guarantor at the inception of a guarantee. Initial recognition of a liability will be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements of FIN 45 as of January 1, 2003, and there was no impact on our financial position or results of operations.

(3)     Transactions with TFS

      For periods prior to the spin-off, our costs and expenses included allocations from TFS for centralized legal, accounting, treasury, quality assurance, real estate, information technology, engineering, and other TFS corporate services and infrastructure costs. These allocations were determined on the basis that we and TFS considered to be reasonable reflections of the utilization of services provided to, or the benefits received by, us. Cost of sales allocations totaled $1.1 million, $2.4 million, and $2.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. Selling, general, and administrative allocated costs totaled $1.5 million, $2.6 million, and $1.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Research and development allocated costs totaled $800,000, $2.6 million, and $2.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. The basis for the amounts allocated to us included the following: legal, accounting, treasury, quality assurance, and other TFS corporate functions including officers’ salaries were allocated based on management’s estimation of time devoted to the microdisplay business for these functions; facility costs and information technology services were allocated on the basis of headcount of the microdisplay business, which is most representative of utilization of these resources; and engineering services were allocated to us based on the

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

actual hours of services used. The allocation methodologies utilized represented management’s best estimate of the actual services utilized by the microdisplay business of TFS.

      On the spin-off date, we and TFS entered into a series of agreements to facilitate our separation from TFS. These agreements included certain transitional services, leases, intellectual property transfers, and tax sharing agreements. These agreements require us to pay a negotiated fee. For the period from September 15, 2003, the spin-off date, through December 31, 2003, we paid $312,000 for rent and $28,000 for engineering services to TFS under these agreements. During this period, we also paid TFS $160,000 for engineering and design services related to the development of printed circuit board assemblies for our HDTV product.

     Master Separation and Distribution Agreement

      The Master Separation and Distribution Agreement provided for, among other things, the principal corporate transactions required to effect the separation of our business from the remaining TFS businesses, the spin-off, and other agreements governing the relationship between us and TFS after the spin-off.

      Subject to certain exceptions, the Master Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of TFS’ retained businesses with TFS. Specifically, we have agreed to assume liability for, and to indemnify TFS against, any and all liabilities associated with our business. These liabilities include any litigation, proceedings, or claims relating to the products, services, and operations of our business whether or not the underlying basis for such litigation, proceeding, or claim arose prior to or arises after the date of transfer of the microdisplay business by TFS to us. TFS has agreed to indemnify us against any and all liabilities associated with TFS’ retained businesses.

     Tax Sharing Agreement

      Under the Tax Sharing Agreement, we have agreed to indemnify TFS against any taxes (other than Separation Taxes) that are attributable to us since our formation, even while we were a member of TFS’ federal consolidated tax group. TFS has agreed to indemnify us against any taxes (other than Separation Taxes) that are attributable to the businesses retained by TFS. The Tax Sharing Agreement sets forth rules for determining taxes attributable to us and taxes attributable to the businesses retained by TFS.

      We have agreed not to take any action that would cause the spin-off not to qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). We have agreed not to take certain actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the spin-off could be deemed to be a taxable distribution to TFS. This would subject TFS to a substantial tax liability. We have agreed to indemnify TFS and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by TFS or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify TFS for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

     Transition Services Agreement

      We and TFS have entered into a Transition Services Agreement under which TFS provides to us certain administrative services that may be necessary to our business. The most significant services that TFS provides to us relates to document control. TFS will charge us mutually agreed upon hourly rates for these services. This agreement will expire on August 31, 2004 unless the parties mutually agree upon a renewal or unless earlier terminated by mutual consent of the parties.

     Intellectual Property Agreement

      We and TFS have entered into an Intellectual Property Agreement under which we granted to TFS a nonexclusive, royalty-free, worldwide, perpetual, fully paid up license in and to all intellectual property that was assigned to us, that is used in all fields other than the field of microdisplays. This intellectual property includes all patents, copyrights, trademarks, tradenames, trade dress, trade secrets, know how, and show how whether or not legal protection has been sought or obtained. In addition, the license granted to TFS is non-assignable and non-licensable to third parties except that TFS may sublicense its rights to the intellectual property to any party or entity in which TFS owns at least a 50% equity interest.

     Real Property Sublease Agreement

      We and TFS have entered into a Real Property Sublease Agreement under which we lease office and manufacturing space in the TFS headquarters building. The initial term of the sublease expires August 31, 2005, with automatic one-year renewal terms thereafter unless either party elects to terminate the sublease upon notice delivered at least six months prior to the expiration of the then applicable sublease term. The agreement also sets forth certain circumstances under which all or a portion of the sublease may be terminated without penalty. We lease approximately 42,500 square feet of the building from TFS and share certain common areas in the building with TFS. Our monthly rent payable to TFS is approximately $40,000. This amount includes all normal and customary services in connection with the operation and maintenance of the building. This amount does not, however, include water or electrical utilities, which we pay separately based on our use of those items. The sublease also requires that TFS provide us with facilities-related information technology management services, for which we pay a minimum monthly fee of approximately $38,000. The sublease is not assignable by us without the prior written consent of TFS, which consent may be withheld by TFS in its sole discretion.

(4)     Benefit Plans:

     Stock Options

      Our 2003 Incentive Compensation Plan was adopted by our board of directors and approved by our stockholder on August 26, 2003. Under the 2003 Incentive Compensation Plan, an aggregate of 1,650,000 shares of common stock may be issued pursuant to options granted to acquire common stock, the direct granting of restricted common stock, the granting of stock appreciation rights, and the granting of dividend equivalents. On the first day of each fiscal year, an additional number of shares equal to 4% of the total number of shares then outstanding will be added to the number of shares that may be subject to the granting of awards.

      Prior to the spin-off, certain of our employees were granted options to purchase TFS stock under TFS’ stock-based compensation plans. In connection with the spin-off, each outstanding TFS option granted prior to the spin-off was converted into both an adjusted TFS option and a substitute Brillian option. The treatment of such TFS options and the substitute Brillian options is identical for those employees who remained employees of TFS immediately after the spin-off and for those employees who

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

became employees of Brillian in connection with the spin-off. These TFS options were converted in a manner that preserved the aggregate exercise price of each option, which was allocated between the adjusted TFS option and the substitute Brillian option, and each preserved the ratio of the exercise price to the fair market value of the stock subject to the option. For employees who remained employees of TFS after the spin-off, employment with TFS will be taken into account in determining when each substitute Brillian option becomes exercisable and when it terminates, and in all other respects the terms of the substitute option is substantially the same as the original TFS option. Under this arrangement, on September 15, 2003, we issued options to purchase 750,275 shares of Brillian common stock. Of these options, 600,410 were issued to employees who remained employees of TFS after the spin-off. Options granted under TFS’ plans generally vest over a four-year period and are exercisable for a term of 10 years.

      The following table and narrative summarizes the status of our 2003 Incentive Compensation Plan at December 31, 2003, and changes during the year then ended:

		Weighted Average
	Options	Exercise Price

Outstanding at spin-off date	—	$—
TFS options converted to Brillian options on spin-off date	750,275	10.65
Granted	618,925	6.80
Exercised	(4,230)	4.08
Expired or canceled	(1,387)	20.09

Outstanding at end of year	1,363,583	8.91

Exercisable at end of year	417,348	$11.38

Weighted average fair value of options granted		$5.62

      The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
Range of	December 31,	Remaining	Exercise	December 31,	Exercise
Exercise Prices	2003	Contractual Life	Price	2003	Price

$ 3.27 - $6.34	312,778	7.6	$5.29	123,186	$5.45
6.50 - 10.84	754,885	8.9	6.99	144,402	7.96
11.26 - 67.60	295,920	7.1	17.64	149,760	19.55

	1,363,583	8.2	8.91	417,348	11.38

      In addition to the Brillian substitute options granted under the terms of the Master Separation and Distribution Agreement, on September 4, 2003, we granted options to our employees to purchase approximately 526,000 shares of our common stock. Options with respect to approximately 300,000 shares have a vesting period of 32 months, and the remainder have vesting periods of 50 months. Additionally, on September 4, 2003, we granted approximately 56,000 shares of restricted common stock to employees with a vesting period of one year. As of December 31, 2003, approximately 22,000 shares of this restricted common stock had vested and been issued. On September 4, 2003, the spin-off had not been completed and, therefore, no market had developed for our common stock. For purposes of setting the exercise price of the options granted on that date, fair market value was estimated by our board of directors. Based on the initial trading prices of our common stock, we recorded deferred compensation of approximately $1.5 million related to the stock option and restricted stock grants of September 4, 2003. The total amount of deferred compensation will be expensed over the vesting terms of the options and shares of restricted

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

stock. During the year ended December 31, 2003, we recorded non-cash compensation expense of $267,000 related to these restricted stock and option grants. The non-cash compensation expense was recorded as a component of cost of sales – products; selling, general and administrative expense; and research and development in the amounts of $34,000, $132,000, and $101,000, respectively. Subsequent to September 4, 2003, we issued 92,925 options to acquire common stock with exercise prices equal to the fair market value on the grant dates.

     2003 Employee Stock Purchase Plan

      Our 2003 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholder on August 26, 2003. An aggregate of 200,000 shares of common stock are reserved for issuance under the 2003 Employee Stock Purchase Plan. This plan consists of a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period began on September 16, 2003 and ended on December 31, 2003. Subsequent to December 31, 2003, 13,502 shares of common stock were issued to employees at a price per share of $7.16 pursuant to their participation in the first offering period.

     401(k) Profit Sharing Plan

      Provisions of the Master Separation and Distribution Agreement mandated that we establish retirement savings and welfare plans. The Master Separation and Distribution Agreement also provided that the account balances, including outstanding loans, of all our employees participating in TFS’ 401(k) plan were transferred to our new 401(k) plan and assets held in trust related to such account balances were transferred to new trusts established by us.

      Accordingly, on August 26, 2003, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions, if any, are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.

      Discretionary company contributions to the TFS 401(k) plan for our employees totaled $0, $96,000, and $112,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

(5)     Income Taxes:

      The principal reasons for the difference between the income tax benefit (provision) and the amounts computed by applying the statutory income tax rates to the loss for the years ended December 31, are as follows:

	2003	2002	2001

Federal tax at statutory rates	34%	34%	34%
State tax at statutory rates	5%	5%	5%
Increase in valuation allowance	(39)%	(39)%	(39)%
Utilization of deferred tax liability assumed in spin-off	6%	0%	0%

Total	6%	0%	0%

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

      At December 31, deferred taxes represent the tax effect of temporary differences related to the following (in thousands):

	2003	2002	2001

Current deferred taxes:
Inventories	636	600	537
Accrued expenses	143	279	174
Allowance for doubtful accounts	12	6	13
Deferred tax valuation allowance	(791)	(885)	(724)

Total	$—	$—	$—

Non-current deferred taxes:
Depreciation and amortization	(1,705)	(1,902)	(1,565)
Research and development credits	—	280	131
Net operating losses	2,385	25,866	16,259
Deferred tax valuation allowance	(680)	(24,244)	(14,825)

Total	$—	$—	$—

      FASB SFAS No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. In determining whether a valuation allowance is required, we take into account all evidence with regard to the utilization of a deferred tax asset, including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

      Prior to the spin-off, our operations were included in TFS’ consolidated U.S. federal and state income tax returns and in the tax returns of TFS’ foreign subsidiaries. The provision for income taxes for periods prior to the spin-off has been determined as if we had filed separate tax returns for the periods presented.

      In connection with the formation and spin-off of our company by TFS, we assumed a net deferred tax liability of approximately $1.1 million. This net deferred tax liability is the result of differences between the book and tax basis of the assets transferred to us. TFS retained the net operating losses and tax credits that were generated by our operations before the spin-off. The assumption of the net deferred tax liability resulted in a corresponding reduction in the TFS net investment contributed to us in 2003. Pursuant to SFAS No. 109, the assumption of the net deferred tax liability enabled us to record additional deferred tax assets of approximately $1.1 million during the period from the spin-off date to December 31, 2003. A valuation allowance has been recorded for deferred tax assets generated during the period ended December 31, 2003 that exceeded our net deferred tax liabilities.

      We generated a net operating loss of approximately $6.1 million during the period from the spin-off date to December 31, 2003, which expires in 2023 for federal income tax purposes and earlier for state income tax purposes.

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

(6)     Commitments and Contingencies:

Rent and Lease

      We lease office and manufacturing space from TFS (see Note 3). We also lease our development center in Boulder, Colorado. Rent expense was approximately $397,000, $120,000, and $0 for the years ended December 31, 2003, 2002, and 2001, respectively. Future minimum lease commitments under these leases are $936,000 and $624,000 for the years ending December 31, 2004 and 2005, respectively.

     Guarantee

      In February 2002, we guaranteed up to $500,000 of the debt of VoiceViewer Technology, Inc., a private start-up company developing microdisplay products. As of December 31, 2003, our maximum liability under this guarantee was $425,000. This loan guarantee has a five-year term and matures in January 2007. We will be required to pay this guarantee to the lender if VoiceViewer defaults on its debt obligations. During the fourth quarter of 2003, we determined that it is probable that VoiceViewer will be unable to meet its obligations under the loan agreement. Accordingly, we have accrued $359,000 for our estimated obligation under this guarantee. We have a security interest in, and second rights to, the intellectual property of VoiceViewer, while the lending institution has the first rights. We would obtain the VoiceViewer intellectual property if in the future we are required to pay amounts under the guarantee. However, we do not believe we can realize any significant value from VoiceViewer’s intellectual property. Additionally, during the fourth quarter of 2003, we wrote off a note receivable from VoiceViewer of approximately $75,000. The combined amount of these two items, which was $434,000, has been recorded as selling, general, and administrative expense.

     Tax-Free Distribution

      We believe that the contribution by TFS of the assets related to our business and the assumption by us of the related liabilities in exchange for our common stock, which was part of the spin-off, should be treated as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and the distribution should qualify as a tax-free distribution under Section 355 of the Code. It should be noted that the application of Section 355 of the Code to the distribution is complex and may be subject to differing interpretation. If the distribution does not qualify as a tax-free distribution under Section 355 of the Code, then (i) TFS would recognize capital gains but not losses equal to the difference between the fair market value of our common stock on the date of the distribution and TFS’ tax basis in such stock; and (ii) the distribution may be taxable to individual stockholders, depending on their individual tax basis. In addition, we have agreed to indemnify TFS in the event the distribution is not tax-free to TFS because of actions taken by us or because of our failure to take various actions (See Note 3). Certain of the events that could trigger this obligation may be beyond our control. In particular, we may be required to indemnify TFS if the distribution is deemed to be part of a plan in which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in our company.

(7)     Segment Reporting, Sales to Major Customers, and Geographic Information

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers.

      Because the products we sell for use in near-to-eye and projection devices share the same underlying technology and have similar economic characteristics, production processes, and customer types, we

BRILLIAN CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

operate and report internally as one segment in accordance with SFAS No. 131. All of our assets are located in the United States.

      For the year ended December 31, 2003, sales to TQ Systems, Eastman Kodak Company, and Brashear accounted for approximately 14%, 14%, and 12%, respectively, of our net sales. For the year ended December 31, 2002, sales to Brashear accounted for approximately 23% of our revenue and sales to Kodak accounted for approximately 14% of our net sales. For the year ended December 31, 2001, sales to RCA Thomson accounted for approximately 65% of our net sales. No other customer accounted for greater than 10% of our net sales during those periods.

      Net sales by geographic area are determined based upon the location of the end customer. Summary information by geographic region is as follows (in thousands) for years ended:

	North
	America	Europe	Asia	Total

December 31, 2003
Net Sales	$1,225	$571	$398	$2,194
December 31, 2002
Net Sales	$971	$176	$292	$1,439
December 31, 2001
Net Sales	$1,721	$102	$113	$1,936

(8)     Selected Quarterly Financial Data (Unaudited)

      The following table summarizes the unaudited consolidated quarterly results of operations as reported for 2003 and 2002 (in thousands):

	Quarters Ended

	2003				2002

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31

Net sales	$360	$703	$760	$371	$645	$345	$223	$226
Gross profit (loss)	(2,275)	(1,673)	(1,926)	(1,761)	(2,445)	(2,293)	(3,588)	(3,104)
Net loss	(4,913)	(4,482)	(4,691)	(4,658)	(4,943)	(5,122)	(6,638)	(6,490)

BRILLIAN CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2003, 2002, and 2001

		Increases
		(Reductions)
	Balance at	Charged to	Charged		Balance
	Beginning	Costs and	to Other		at End of
	of Period	Expenses	Accounts	Write-offs	Period

	(in thousands)
Allowance for doubtful accounts:
Year ended 12/31/2003	$16	$14	$—	$—	$30
Year ended 12/31/2002	34	12	—	(30)	16
Year ended 12/31/2001	15	19	—	—	34

Valuation allowance for deferred tax asset:
Year ended 12/31/2003	$25,129	$6,750	$—	$(30,408)	$1,471
Year ended 12/31/2002	15,549	9,580	—	—	25,129
Year ended 12/31/2001	6,923	8,626	—	—	15,549

S-1

                                                        Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                                                   , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional listing fee.

SEC registration fee		$5,068
NASD filing fee		4,500
Blue Sky fees and expenses		*
Nasdaq National Market additional listing fee		*
Transfer agent and registrar fees		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

      The certificate of incorporation and bylaws of the registrant provide that the registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the registrant, or who serves or served any other enterprise or organization at the request of the registrant (an “Indemnitee”).

      Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the registrant, or serves or served any other enterprise or organization at the request of the registrant, the registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.

      If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

      If unsuccessful in defense of a suit brought by or in the right of the registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

      Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the registrant. The registrant may also advance expenses incurred by other employees and agents of the registrant upon such terms and conditions, if any, that the Board of Directors of the registrant deems appropriate.

Item 15.	Recent Sales of Unregistered Securities.

      The only transaction by the registrant since May 7, 2003 (the date that the registrant was incorporated) involving a sale of the registrant’s securities that was not registered under the Securities Act of 1933 was the following:

In connection with the incorporation of the registrant, on May 15, 2003 the registrant sold 1,000 shares of common stock to Three-Five Systems, Inc. The shares were issued at a price of $1.00 per share, for an aggregate purchase price of $1,000.00. The sale of these shares was exempt from registration under Section 4(2) of the Securities Act as a transaction not involving any public offering. The registrant determined that the sale falls within the exemption provided by Section 4(2) based upon the fact that the offering was made only to Three-Five Systems, Inc., which was the registrant’s parent company at the time of the sale, and the offering was made without any general solicitation or general advertisement.

Item 16.	Exhibits.

      (a) Exhibits

Exhibit
Number		Exhibit

*1		Form of Underwriting Agreement
2		Master Separation and Distribution Agreement(1)
3.1		Certificate of Incorporation of the Registrant(2)
3.2		Certificate of Designation of Series A Junior Participating Preferred Stock(1)
3.3		Bylaws of the Registrant(2)
4.1		Specimen of Common Stock Certificate(1)
4.2		Rights Agreement between the Registrant and The Bank of New York, as Rights
Agent, including Form of Right Certificate(1)
*5		Opinion of Greenberg Traurig, LLP
10.1		Assignment and Assumption Agreement(1)
10.2		Intellectual Property Agreement(1)
10.3		Tax Sharing Agreement(1)
10.4		Real Property Sublease Agreement(1)
10.5		Transition Services Agreement(1)
10.6		2003 Incentive Compensation Plan(3)
10.7		Profit Sharing/401(k) Plan(1)
10.8		2003 Employee Stock Purchase Plan(4)
10.9		Form of Indemnity Agreement for directors and executive officers(2)
*23	.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
23.2		Consent of Deloitte & Touche LLP
24		Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(2)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 1) as filed with the SEC on June 27, 2003.

(3)	Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 (Registration No. 333-108362) as filed with the SEC on August 29, 2003.

(4)	Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-8 (Registration No. 333-108363) as filed with the SEC on August 29, 2003.

      (b) Financial Statement Schedules

      The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tempe, state of Arizona, on March 5, 2004.

BRILLIAN CORPORATION

By:	/s/ VINCENT F. SOLLITTO, JR.

Vincent F. Sollitto, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, Vincent F. Sollitto, Jr. and Wayne A. Pratt, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ VINCENT F. SOLLITTO, JR. Vincent F. Sollitto, Jr.	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 5, 2004

/s/ WAYNE A. PRATT Wayne A. Pratt	Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Accounting and Financial Officer)	March 5, 2004

/s/ JACK L. SALTICH Jack L. Saltich	Chairman of the Board	March 5, 2004

/s/ DAVID P. CHAVOUSTIE David P. Chavoustie	Director	March 5, 2004

/s/ DAVID N.K. WANG David N.K. Wang	Director	March 5, 2004

/s/ JOHN S. HODGSON John S. Hodgson	Director	March 5, 2004

EXHIBIT INDEX

Exhibit
Number		Exhibit

*1		Form of Underwriting Agreement
2		Master Separation and Distribution Agreement(1)
3.1		Certificate of Incorporation of the Registrant(2)
3.2		Certificate of Designation of Series A Junior Participating Preferred Stock(1)
3.3		Bylaws of the Registrant(2)
4.1		Specimen of Common Stock Certificate(1)
4.2		Rights Agreement between the Registrant and The Bank of New York, as Rights Agent, including Form of Right Certificate(1)
*5		Opinion of Greenberg Traurig, LLP
10.1		Assignment and Assumption Agreement(1)
10.2		Intellectual Property Agreement(1)
10.3		Tax Sharing Agreement(1)
10.4		Real Property Sublease Agreement(1)
10.5		Transition Services Agreement(1)
10.6		2003 Incentive Compensation Plan(3)
10.7		Profit Sharing/401(k) Plan(1)
10.8		2003 Employee Stock Purchase Plan(4)
10.9		Form of Indemnity Agreement for directors and executive officers(2)
*23	.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
23.2		Consent of Deloitte & Touche LLP
24		Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(2)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 1) as filed with the SEC on June 27, 2003.

(3)	Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 (Registration No. 333-108362) as filed with the SEC on August 29, 2003.

(4)	Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-8 (Registration No. 333-108363) as filed with the SEC on August 29, 2003.